Exhibit 99.3

VOTING SUPPORT AGREEMENT

THIS AGREEMENT is made as of April 18, 2019

AMONG:

Kevin P. Murphy (the “Shareholder”)

- and -

Canopy Growth Corporation, a corporation existing under the laws of Canada (the “Purchaser”)

RECITALS:

WHEREAS, in connection with an arrangement agreement between the Purchaser and Acreage Holdings, Inc. (the “Company”) dated the date hereof (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Arrangement Agreement”), the Company proposes to, among other things, amend the terms of the subordinate voting shares (the “Company Subordinate Voting Shares”), proportionate voting shares (the “Company Proportionate Voting Shares”) and multiple voting shares (the “Company Multiple Voting Shares” and together with the Company Subordinate Voting Shares and the Company Proportionate Voting Shares, the “Company Shares”) in the capital of the Company;

AND WHEREAS, it is contemplated that the proposed transaction will be effected pursuant to a statutory plan of arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia);

AND WHEREAS pursuant to the Arrangement, upon the Effective Date, the Purchaser will be granted, and following the Effective Date will deemed to have been granted, the Purchaser Call Option, pursuant to which the Purchaser may acquire all of the issued and outstanding Company Shares, subject to and in accordance with the terms and conditions of the Purchaser Call Option and the Plan of Arrangement;

AND WHEREAS, the Shareholder is the beneficial owner, directly or indirectly, of the Subject Shares listed on the Shareholder’s signature page attached to this Agreement;

AND WHEREAS, this Agreement sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Shares and the other restrictions and covenants set forth herein;

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1	Definitions.

Unless indicated otherwise, where used in this Agreement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms have corresponding means), including the recitals:

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving the Company and/or one or more of its wholly-owned Subsidiaries, any: (a) offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser (or any affiliate of the Purchaser) after the date of the Arrangement Agreement relating to: (i) any sale or disposition (or any alliance, joint venture, lease, long-term supply agreement or other arrangement having the same economic effect as the foregoing), direct or indirect, in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets of the Company, or contributing 20% or more of the consolidated revenue of the Company, in each case based on the financial statements of the Company most recently filed prior to such time as part of the Company Filings, or of 20% or more of the issued and outstanding voting or equity securities of the Company on a Converted Basis (or rights or interests in such voting or equity securities); (ii) any direct or indirect take-over bid, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities of the Company (including securities convertible or exercisable or exchangeable for voting, equity or other securities of the Company or any of its Subsidiaries); (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Company or any of its Subsidiaries (except that this clause (iii) shall in no way preclude or restrict the Company from incorporating a Subsidiary which may be party to a merger under which such newly incorporated Subsidiary will acquire a corporation or a limited liability company in exchange for the issue by the Company of Company Shares or by High Street of High Street Units) if such acquisitions are otherwise permitted hereunder; or (iv) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries; (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing; (c) modification or proposed modification of any such proposal, inquiry, expression or indication of interest, in each case excluding the Arrangement and the other transactions contemplated by the Arrangement Agreement; or (d) any transaction or agreement which would reasonably be expected to materially impede or delay the completion of the Arrangement;

“affiliate” of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, in each case, whether directly or indirectly, and “control” and any derivation thereof means the holding of voting securities of another entity sufficient to elect a majority of the board of directors (or the equivalent) of such entity;

“Agreement” means this voting support agreement dated as of the date hereof between the Shareholder and the Purchaser, as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Arrangement” has the meaning ascribed thereto in the recitals hereof;

“Arrangement Agreement” has the meaning ascribed thereto in the recitals hereof;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are generally closed for business in Toronto, Ontario or Vancouver British Columbia or New York, New York, as the context requires;

“Company” has the meaning ascribed thereto in the recitals hereof;

“Company Filings” means all documents publicly filed under the profile of the Company on SEDAR since September 21, 2018;

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement;

“Company Proportionate Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Shareholders” means the registered or beneficial holders of the Company Shares, as the context requires;

“Company Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Subordinate Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Multiple Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Effective Date” means the date the Arrangement Filings are filed with the Registrar in accordance with the terms of the Arrangement Agreement;

“Effective Time” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Effective Time Outside Date” means December 31, 2019 or such later date as may be agreed in writing by the Parties;

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange;

“Notice” has the meaning ascribed thereto in Section 4.7;

“Parties” means the Shareholder and the Purchaser and “Party” means any one of them;

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“Purchaser” has the meaning ascribed thereto in the preamble hereof;

“Securities Authority” means all applicable securities regulatory authorities, including the applicable securities commissions or similar regulatory authorities in each of the provinces of Canada;

“SEDAR” means the System for Electronic Document Analysis Retrieval.

“Shareholder” has the meaning ascribed thereto in the preamble hereof;

“Subject Shares” means the Company Shares and other securities listed on the Shareholder’s signature page attached to this Agreement and any Company Shares acquired by the Shareholder or any of its affiliates subsequent to the date hereof, and includes all securities which such Subject Shares may be converted into, exchanged for or otherwise changed into;

“Subsidiary” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions as in effect on the date of the Arrangement Agreement; and

“Voting Support Outside Date” means June 28, 2019.

1.2	Gender and Number.

Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

1.3	Currency.

All references to dollars or to “$” are references to United States dollars.

1.4	Headings.

The division of this Agreement into Articles, Sections and Schedules and the insertion of the recitals and headings are for convenient reference only and do not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made, as applicable.

1.5	Date for any Action.

A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto Time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. (Toronto Time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding Business Day.

1.6	Governing Law.

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Article 2
REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of the Shareholder.

The Shareholder represents and warrants to the Purchaser (and acknowledges that the Purchaser is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that:

(a)	The Shareholder, if the Shareholder is not a natural person, is a corporation or other entity validly existing under the laws of the jurisdiction of its existence.

(b)	The Shareholder, if the Shareholder is not a natural person, has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms, subject only to any limitation under bankruptcy, insolvency or other applicable laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)	The Shareholder, directly or indirectly, exercises control or direction over all of the Subject Shares set forth the Shareholder’s signature page attached to this Agreement. Other than the Subject Shares, neither the Shareholder nor any of its affiliates, beneficially own, directly or indirectly, or exercise control or direction over any additional securities, or any securities convertible or exchangeable into any additional securities, of the Company or any of its affiliates.

(d)	As at the date hereof, the Shareholder is, and immediately prior to the Effective Time the Shareholder will be, directly or indirectly, the sole beneficial owner of the Subject Shares, with good and marketable title thereto, free and clear of all Liens.

(e)	The Shareholder has the sole right to sell and vote or direct the sale and voting of the Subject Shares.

(f)	No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Shares or any interest therein or right thereto, except the Purchaser pursuant to this Agreement or the Arrangement Agreement.

(g)	No material consent, approval, order or authorization of, or declaration or filing with, any Person is required to be obtained by the Shareholder in connection with the execution and delivery of this Agreement by the Shareholder and the performance by the Shareholder of the Shareholder’s obligations under this Agreement, other than those that are contemplated by the Arrangement Agreement.

(h)	None of the Subject Shares are subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of the Company’s securityholders or give consents or approvals of any kind, except this Agreement or as contemplated by the Arrangement Agreement.

(i)	None of the execution and delivery by the Shareholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Shareholder with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Shareholder (if the Shareholder is not a natural person); (ii) any contract to which the Shareholder is a party or by which the Shareholder is bound; (iii) any judgment, decree, order or award of any Governmental Entity applicable to the Shareholder; or (iv) any law applicable to the Shareholder, except in each case as would not reasonably be expected, individually or in the aggregate, to materially impair the ability of the Shareholder to perform its obligations hereunder.

2.2	Representations and Warranties of the Purchaser.

The Purchaser represents and warrants to the Shareholder (and acknowledges that the Shareholder is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that:

(a)	The Purchaser is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the Arrangement Agreement. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other applicable laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(b)	None of the execution and delivery by the Purchaser of this Agreement or the compliance by the Purchaser with the Purchaser’s obligations hereunder or the Purchaser’s completion of the transactions contemplated herein and in the Arrangement Agreement will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Purchaser; (ii) any contract to which the Purchaser is a party or by which the Purchaser is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any applicable law.

(c)	No material consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by the Purchaser in connection with the execution and delivery of this Agreement and the performance by it of its obligations under this Agreement, other than those which are contemplated by the Arrangement Agreement.

Article 3
COVENANTS

3.1	Covenants of the Shareholder.

(a)	The Shareholder hereby covenants and agrees in favour of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Section 4.1, except as permitted by this Agreement:

(i)	at any meeting of securityholders of the Company called to vote upon the Arrangement Resolution or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Resolution or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Shares (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Shares (which have a right to vote at such meeting) in favour of the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement;

(ii)	at any meeting of securityholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the securityholders of the Company is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its Subject Shares (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Shares (which have a right to vote at such meeting) against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement (the “Prohibited Matters”);

(iii)	the Shareholder shall revoke any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;

(iv)	the Shareholder agrees not to directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of its Subject Shares to any Person, other than pursuant to the Arrangement Agreement, or (ii) grant any proxies or power of attorney, deposit any of its Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Shares, other than pursuant to this Agreement;

(v)	the Shareholder shall as a holder of Subject Shares cooperate with the Company and the Purchaser to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement and to oppose any of the Prohibited Matters;

(vi)	the Shareholder shall not exercise any rights of appraisal or rights of dissent, as applicable, from the Arrangement or the transactions contemplated by the Arrangement Agreement that the Shareholder may have; and

(vii)	without limiting the generality of Section 4.13, no later than five Business Days prior to the date of the Company Meeting: (i) with respect to any Subject Shares that are registered in the name of the Shareholder, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular and with a copy to the Purchaser concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement Resolution; and (ii) with respect to any Subject Shares that are beneficially owned by the Shareholder but not registered in the name of the Shareholder, the Shareholder shall deliver a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Shares, with a copy to the Purchaser concurrently, instructing that the Shareholder’s Subject Shares be voted at the Company Meeting in favour of the Arrangement Resolution. Such proxy or proxies shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn or modified without the prior written consent of the Purchaser.

(b)	From the date hereof until the termination of this Agreement in accordance with Section 4.1, subject to Section 4.5, the Shareholder will not, and will ensure that its affiliates do not, directly or indirectly, through any officer, director, employee, representative or agent or otherwise:

(i)	solicit proxies or become a participant in a solicitation in opposition to or competition with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(ii)	assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iii)	act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iv)	knowingly solicit, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding regarding any Acquisition Proposal; or

(vi)	encourage any effort or attempt by any other Person to do or seek to do any of the foregoing.

(c)	The Shareholder will, and will cause each of its affiliates and will instruct each of its representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser or an affiliate thereof) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal.

(d)	The Shareholder hereby consents to:

(i)	details of this Agreement being set out in any press release, information circular, including the Company Circular, and court documents produced by the Company, the Purchaser or any of their respective affiliates in connection with the Arrangement in accordance with the provisions of the Arrangement Agreement; and

(ii)	this Agreement being made publicly available, by filing on the SEDAR operated on behalf of the Securities Authorities.

(e)	Except as required by applicable law or stock exchange requirements, the Shareholder will not, and will ensure that their affiliates and representatives do not, make any public announcement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Purchaser, which approval shall not be unreasonably withheld.

3.2	Alternative Transaction.

In the event that, in lieu of the Arrangement, the Purchaser seeks to complete the acquisition of the Company Shares other than as contemplated by the Arrangement Agreement on a basis that (a) provides for economic terms which, in relation to the Shareholder, on an after-tax basis, are at least equivalent to or better than those contemplated by the Arrangement Agreement taking into account the Intended Tax Treatment, (b) would not likely result in a delay or time to completion beyond the Voting Support Outside Date, and (c) is otherwise on terms and conditions not materially more onerous on the Shareholder than the Arrangement (including any take-over bid) any such transaction, an “Alternative Transaction”), then during the term of this Agreement the Shareholder may, on its own accord, and shall, upon written request of the Purchaser, support the completion of such Alternative Transaction in the same manner as the Arrangement in accordance with the terms and conditions of this Agreement mutatis mutandis, including by (A) depositing or causing the deposit of its Subject Shares (including any Company Shares issued or issuable upon the exercise, conversion or vesting, as applicable, of any Company Options, Company Compensation Options or Company RSUs) into an Alternative Transaction conducted by way of a take-over bid made by the Purchaser or an affiliate of Purchaser and not withdrawing them; and/or (B) voting or causing to be voted all of the Subject Shares (to the extent that they carry the right to vote) in favour of, and not dissenting from, such Alternative Transaction proposed by the Purchaser, provided however that the Shareholder shall not be required to exercise, convert or exchange any Subject Shares (other than Company Shares) in connection with an Alternative Transaction.

Article 4
GENERAL

4.1	Termination.

This Agreement will terminate and be of no further force or effect upon the earliest to occur of:

(a)	the mutual agreement in writing of the Shareholder and the Purchaser;

(b)	the date, if any, that the Arrangement Agreement is terminated in accordance with its terms;

(c)	the Effective Time; and

(d)	the Voting Support Outside Date.

4.2	Time of the Essence.

Time is of the essence in this Agreement.

4.3	Effect of Termination.

If this Agreement is terminated in accordance with the provisions of Section 4.1, no Party will have any further liability to perform its obligations under this Agreement, and provided that neither the termination of this Agreement nor anything contained in Section 4.1 will relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

4.4	Equitable Relief.

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

4.5	Capacity and Fiduciary Duty.

The Purchaser agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its affiliates or their directors, officers, shareholders, employees or agents in his or her capacity as a director or officer of the Company or any of its Subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any Party from properly fulfilling his or her fiduciary duties as a director or officer of the Company or any of its Subsidiaries and nothing in this Agreement shall prevent a Shareholder who is a member of the board of directors or an officer of the Company from engaging, in such Shareholder’s capacity as a director or officer of the Company or any of its Subsidiaries, in discussion or negotiations with a Person in response to any bona fide Acquisition Proposal in accordance with the terms of the Arrangement Agreement, including taking any action in respect of the Arrangement or any Acquisition Proposal, including engaging in discussion or negotiations with a Person in response to an Acquisition Proposal pursuant to the terms of the Arrangement Agreement.

4.6	Control

If any of the Subject Shares are held through a nominee, corporation, trust or other legal entity, including but not limited to a broker or other financial intermediary, over which the Shareholder has control as defined in the legislation governing the ownership of the property of such nominee, corporation, trust or other legal entity (either alone or in conjunction with any other Person), the Shareholder will vote or will cause to be voted such Subject Shares and exercise its power and authority to ensure that this Agreement is complied with by such nominee, corporation, trust or other legal entity.

4.7	Waiver; Amendment.

Each Party agrees and confirms that any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all of the Parties or in the case of a waiver, by the Party against whom the waiver is to be effective. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right. No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar).

4.8	Entire Agreement.

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the Parties with respect thereto.

4.9	Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement (each a “Notice”) (must be in writing, sent by personal delivery, courier or electronic mail and addressed:

(a)	to the Purchaser at:

Canopy Growth Corporation
1 Hershey Drive

Smith Falls, ON K7A 0A8

Attention:    Bruce Linton

Email:            [Redacted]

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

2100 Scotia Plaza, 40 King Street West

Toronto, ON M5H 3C2

Attention:    Jonathan Sherman
Email:            jsherman@casselsbrock.com

(b)	to the Shareholder, at the address set out in the Shareholder’s signature page attached to this Agreement.

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or electronic mail, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day or (ii) if sent by overnight courier, on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

4.10	Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.11	Successors and Assigns.

The provisions of this Agreement will be binding upon and enure to the benefit of the parties hereto and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Party hereto, provided that the Purchaser may assign all or part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, any of its affiliates, provided that if such assignment and/or assumption takes place, the Purchaser shall continue to be liable joint and severally with such affiliate for all of its obligations hereunder.

4.12	Independent Legal Advice.

Each of the Parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

4.13	Further Assurances.

The Parties hereto will, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party will provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time.

4.14	Expenses

Each of the Parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

4.15	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

4.16	Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank.]

IN WITNESS OF WHICH the Parties have executed this Agreement as at the date first above written.

CANOPY GROWTH CORPORATION

Per:	(signed) “Bruce Linton”
Authorized Signing Officer
I have authority to bind the company.

IN WITNESS OF WHICH the Parties have executed this Agreement as at the date first above written.

(signed) “Kevin P. Murphy”
Kevin P. Murphy

Kevin P. Murphy

(Print Name of Shareholder)

United States of America

(Place of Residency)

Kevin P. Murphy, Chief Executive Officer

(Print Name and Title)

Address:	[Redacted]

Telephone:	[Redacted]

Email:	[Redacted]

(Number of Company Subordinate Voting Shares Held)

113,102
(Number of Company Proportionate Voting Shares Held)

168,000
(Number of Company Multiple Voting Shares Held)

15,957,908
(Number of High Street Units Held)

540,000
(Number of Company Options Held)

(Number of Company RSUs Held)

VOTING SUPPORT AGREEMENT

THIS AGREEMENT is made as of April 18, 2019

AMONG:

John Boehner (the “Shareholder”)

- and -

Canopy Growth Corporation, a corporation existing under the laws of Canada (the “Purchaser”)

RECITALS:

WHEREAS, in connection with an arrangement agreement between the Purchaser and Acreage Holdings, Inc. (the “Company”) dated the date hereof (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Arrangement Agreement”), the Company proposes to, among other things, amend the terms of the subordinate voting shares (the “Company Subordinate Voting Shares”), proportionate voting shares (the “Company Proportionate Voting Shares”) and multiple voting shares (the “Company Multiple Voting Shares” and together with the Company Subordinate Voting Shares and the Company Proportionate Voting Shares, the “Company Shares”) in the capital of the Company;

AND WHEREAS, it is contemplated that the proposed transaction will be effected pursuant to a statutory plan of arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia);

AND WHEREAS pursuant to the Arrangement, upon the Effective Date, the Purchaser will be granted, and following the Effective Date will deemed to have been granted, the Purchaser Call Option, pursuant to which the Purchaser may acquire all of the issued and outstanding Company Shares, subject to and in accordance with the terms and conditions of the Purchaser Call Option and the Plan of Arrangement;

AND WHEREAS, the Shareholder is the beneficial owner, directly or indirectly, of the Subject Shares listed on the Shareholder’s signature page attached to this Agreement;

AND WHEREAS, this Agreement sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Shares and the other restrictions and covenants set forth herein;

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1	Definitions.

Unless indicated otherwise, where used in this Agreement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms have corresponding means), including the recitals:

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving the Company and/or one or more of its wholly-owned Subsidiaries, any: (a) offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser (or any affiliate of the Purchaser) after the date of the Arrangement Agreement relating to: (i) any sale or disposition (or any alliance, joint venture, lease, long-term supply agreement or other arrangement having the same economic effect as the foregoing), direct or indirect, in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets of the Company, or contributing 20% or more of the consolidated revenue of the Company, in each case based on the financial statements of the Company most recently filed prior to such time as part of the Company Filings, or of 20% or more of the issued and outstanding voting or equity securities of the Company on a Converted Basis (or rights or interests in such voting or equity securities); (ii) any direct or indirect take-over bid, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities of the Company (including securities convertible or exercisable or exchangeable for voting, equity or other securities of the Company or any of its Subsidiaries); (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Company or any of its Subsidiaries (except that this clause (iii) shall in no way preclude or restrict the Company from incorporating a Subsidiary which may be party to a merger under which such newly incorporated Subsidiary will acquire a corporation or a limited liability company in exchange for the issue by the Company of Company Shares or by High Street of High Street Units) if such acquisitions are otherwise permitted hereunder; or (iv) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries; (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing; (c) modification or proposed modification of any such proposal, inquiry, expression or indication of interest, in each case excluding the Arrangement and the other transactions contemplated by the Arrangement Agreement; or (d) any transaction or agreement which would reasonably be expected to materially impede or delay the completion of the Arrangement;

“affiliate” of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, in each case, whether directly or indirectly, and “control” and any derivation thereof means the holding of voting securities of another entity sufficient to elect a majority of the board of directors (or the equivalent) of such entity;

“Agreement” means this voting support agreement dated as of the date hereof between the Shareholder and the Purchaser, as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Arrangement” has the meaning ascribed thereto in the recitals hereof;

“Arrangement Agreement” has the meaning ascribed thereto in the recitals hereof;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are generally closed for business in Toronto, Ontario or Vancouver British Columbia or New York, New York, as the context requires;

“Company” has the meaning ascribed thereto in the recitals hereof;

“Company Filings” means all documents publicly filed under the profile of the Company on SEDAR since September 21, 2018;

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement;

“Company Proportionate Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Shareholders” means the registered or beneficial holders of the Company Shares, as the context requires;

“Company Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Subordinate Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Multiple Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Effective Date” means the date the Arrangement Filings are filed with the Registrar in accordance with the terms of the Arrangement Agreement;

“Effective Time” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Effective Time Outside Date” means December 31, 2019 or such later date as may be agreed in writing by the Parties;

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange;

“Notice” has the meaning ascribed thereto in Section 4.7;

“Parties” means the Shareholder and the Purchaser and “Party” means any one of them;

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“Purchaser” has the meaning ascribed thereto in the preamble hereof;

“Securities Authority” means all applicable securities regulatory authorities, including the applicable securities commissions or similar regulatory authorities in each of the provinces of Canada;

“SEDAR” means the System for Electronic Document Analysis Retrieval.

“Shareholder” has the meaning ascribed thereto in the preamble hereof;

“Subject Shares” means the Company Shares and other securities listed on the Shareholder’s signature page attached to this Agreement and any Company Shares acquired by the Shareholder or any of its affiliates subsequent to the date hereof, and includes all securities which such Subject Shares may be converted into, exchanged for or otherwise changed into;

“Subsidiary” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions as in effect on the date of the Arrangement Agreement; and

“Voting Support Outside Date” means June 28, 2019.

1.2	Gender and Number.

Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

1.3	Currency.

All references to dollars or to “$” are references to United States dollars.

1.4	Headings.

The division of this Agreement into Articles, Sections and Schedules and the insertion of the recitals and headings are for convenient reference only and do not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made, as applicable.

1.5	Date for any Action.

A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto Time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. (Toronto Time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding Business Day.

1.6	Governing Law.

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Article 2
REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of the Shareholder.

The Shareholder represents and warrants to the Purchaser (and acknowledges that the Purchaser is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that:

(a)	The Shareholder, if the Shareholder is not a natural person, is a corporation or other entity validly existing under the laws of the jurisdiction of its existence.

(b)	The Shareholder, if the Shareholder is not a natural person, has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms, subject only to any limitation under bankruptcy, insolvency or other applicable laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)	The Shareholder, directly or indirectly, exercises control or direction over all of the Subject Shares set forth the Shareholder’s signature page attached to this Agreement. Other than the Subject Shares, neither the Shareholder nor any of its affiliates, beneficially own, directly or indirectly, or exercise control or direction over any additional securities, or any securities convertible or exchangeable into any additional securities, of the Company or any of its affiliates.

(d)	As at the date hereof, the Shareholder is, and immediately prior to the Effective Time the Shareholder will be, directly or indirectly, the sole beneficial owner of the Subject Shares, with good and marketable title thereto, free and clear of all Liens.

(e)	The Shareholder has the sole right to sell and vote or direct the sale and voting of the Subject Shares.

(f)	No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Shares or any interest therein or right thereto, except the Purchaser pursuant to this Agreement or the Arrangement Agreement.

(g)	No material consent, approval, order or authorization of, or declaration or filing with, any Person is required to be obtained by the Shareholder in connection with the execution and delivery of this Agreement by the Shareholder and the performance by the Shareholder of the Shareholder’s obligations under this Agreement, other than those that are contemplated by the Arrangement Agreement.

(h)	None of the Subject Shares are subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of the Company’s securityholders or give consents or approvals of any kind, except this Agreement or as contemplated by the Arrangement Agreement.

(i)	None of the execution and delivery by the Shareholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Shareholder with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Shareholder (if the Shareholder is not a natural person); (ii) any contract to which the Shareholder is a party or by which the Shareholder is bound; (iii) any judgment, decree, order or award of any Governmental Entity applicable to the Shareholder; or (iv) any law applicable to the Shareholder, except in each case as would not reasonably be expected, individually or in the aggregate, to materially impair the ability of the Shareholder to perform its obligations hereunder.

2.2	Representations and Warranties of the Purchaser.

The Purchaser represents and warrants to the Shareholder (and acknowledges that the Shareholder is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that:

(a)	The Purchaser is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the Arrangement Agreement. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other applicable laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(b)	None of the execution and delivery by the Purchaser of this Agreement or the compliance by the Purchaser with the Purchaser’s obligations hereunder or the Purchaser’s completion of the transactions contemplated herein and in the Arrangement Agreement will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Purchaser; (ii) any contract to which the Purchaser is a party or by which the Purchaser is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any applicable law.

(c)	No material consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by the Purchaser in connection with the execution and delivery of this Agreement and the performance by it of its obligations under this Agreement, other than those which are contemplated by the Arrangement Agreement.

Article 3
COVENANTS

3.1	Covenants of the Shareholder.

(a)	The Shareholder hereby covenants and agrees in favour of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Section 4.1, except as permitted by this Agreement:

(i)	at any meeting of securityholders of the Company called to vote upon the Arrangement Resolution or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Resolution or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Shares (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Shares (which have a right to vote at such meeting) in favour of the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement;

(ii)	at any meeting of securityholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the securityholders of the Company is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its Subject Shares (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Shares (which have a right to vote at such meeting) against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement (the “Prohibited Matters”);

(iii)	the Shareholder shall revoke any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;

(iv)	the Shareholder agrees not to directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of its Subject Shares to any Person, other than pursuant to the Arrangement Agreement, or (ii) grant any proxies or power of attorney, deposit any of its Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Shares, other than pursuant to this Agreement;

(v)	the Shareholder shall as a holder of Subject Shares cooperate with the Company and the Purchaser to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement and to oppose any of the Prohibited Matters;

(vi)	the Shareholder shall not exercise any rights of appraisal or rights of dissent, as applicable, from the Arrangement or the transactions contemplated by the Arrangement Agreement that the Shareholder may have; and

(vii)	without limiting the generality of Section 4.13, no later than five Business Days prior to the date of the Company Meeting: (i) with respect to any Subject Shares that are registered in the name of the Shareholder, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular and with a copy to the Purchaser concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement Resolution; and (ii) with respect to any Subject Shares that are beneficially owned by the Shareholder but not registered in the name of the Shareholder, the Shareholder shall deliver a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Shares, with a copy to the Purchaser concurrently, instructing that the Shareholder’s Subject Shares be voted at the Company Meeting in favour of the Arrangement Resolution. Such proxy or proxies shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn or modified without the prior written consent of the Purchaser.

(b)	From the date hereof until the termination of this Agreement in accordance with Section 4.1, subject to Section 4.5, the Shareholder will not, and will ensure that its affiliates do not, directly or indirectly, through any officer, director, employee, representative or agent or otherwise:

(i)	solicit proxies or become a participant in a solicitation in opposition to or competition with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(ii)	assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iii)	act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iv)	knowingly solicit, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding regarding any Acquisition Proposal; or

(vi)	encourage any effort or attempt by any other Person to do or seek to do any of the foregoing.

(c)	The Shareholder will, and will cause each of its affiliates and will instruct each of its representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser or an affiliate thereof) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal.

(d)	The Shareholder hereby consents to:

(i)	details of this Agreement being set out in any press release, information circular, including the Company Circular, and court documents produced by the Company, the Purchaser or any of their respective affiliates in connection with the Arrangement in accordance with the provisions of the Arrangement Agreement; and

(ii)	this Agreement being made publicly available, by filing on the SEDAR operated on behalf of the Securities Authorities.

(e)	Except as required by applicable law or stock exchange requirements, the Shareholder will not, and will ensure that their affiliates and representatives do not, make any public announcement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Purchaser, which approval shall not be unreasonably withheld.

3.2	Alternative Transaction.

In the event that, in lieu of the Arrangement, the Purchaser seeks to complete the acquisition of the Company Shares other than as contemplated by the Arrangement Agreement on a basis that (a) provides for economic terms which, in relation to the Shareholder, on an after-tax basis, are at least equivalent to or better than those contemplated by the Arrangement Agreement taking into account the Intended Tax Treatment, (b) would not likely result in a delay or time to completion beyond the Voting Support Outside Date, and (c) is otherwise on terms and conditions not materially more onerous on the Shareholder than the Arrangement (including any take-over bid) any such transaction, an “Alternative Transaction”), then during the term of this Agreement the Shareholder may, on its own accord, and shall, upon written request of the Purchaser, support the completion of such Alternative Transaction in the same manner as the Arrangement in accordance with the terms and conditions of this Agreement mutatis mutandis, including by (A) depositing or causing the deposit of its Subject Shares (including any Company Shares issued or issuable upon the exercise, conversion or vesting, as applicable, of any Company Options, Company Compensation Options or Company RSUs) into an Alternative Transaction conducted by way of a take-over bid made by the Purchaser or an affiliate of Purchaser and not withdrawing them; and/or (B) voting or causing to be voted all of the Subject Shares (to the extent that they carry the right to vote) in favour of, and not dissenting from, such Alternative Transaction proposed by the Purchaser, provided however that the Shareholder shall not be required to exercise, convert or exchange any Subject Shares (other than Company Shares) in connection with an Alternative Transaction.

Article 4
GENERAL

4.1	Termination.

This Agreement will terminate and be of no further force or effect upon the earliest to occur of:

(a)	the mutual agreement in writing of the Shareholder and the Purchaser;

(b)	the date, if any, that the Arrangement Agreement is terminated in accordance with its terms;

(c)	the Effective Time; and

(d)	the Voting Support Outside Date.

4.2	Time of the Essence.

Time is of the essence in this Agreement.

4.3	Effect of Termination.

If this Agreement is terminated in accordance with the provisions of Section 4.1, no Party will have any further liability to perform its obligations under this Agreement, and provided that neither the termination of this Agreement nor anything contained in Section 4.1 will relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

4.4	Equitable Relief.

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

4.5	Capacity and Fiduciary Duty.

The Purchaser agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its affiliates or their directors, officers, shareholders, employees or agents in his or her capacity as a director or officer of the Company or any of its Subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any Party from properly fulfilling his or her fiduciary duties as a director or officer of the Company or any of its Subsidiaries and nothing in this Agreement shall prevent a Shareholder who is a member of the board of directors or an officer of the Company from engaging, in such Shareholder’s capacity as a director or officer of the Company or any of its Subsidiaries, in discussion or negotiations with a Person in response to any bona fide Acquisition Proposal in accordance with the terms of the Arrangement Agreement, including taking any action in respect of the Arrangement or any Acquisition Proposal, including engaging in discussion or negotiations with a Person in response to an Acquisition Proposal pursuant to the terms of the Arrangement Agreement.

4.6	Control

If any of the Subject Shares are held through a nominee, corporation, trust or other legal entity, including but not limited to a broker or other financial intermediary, over which the Shareholder has control as defined in the legislation governing the ownership of the property of such nominee, corporation, trust or other legal entity (either alone or in conjunction with any other Person), the Shareholder will vote or will cause to be voted such Subject Shares and exercise its power and authority to ensure that this Agreement is complied with by such nominee, corporation, trust or other legal entity.

4.7	Waiver; Amendment.

Each Party agrees and confirms that any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all of the Parties or in the case of a waiver, by the Party against whom the waiver is to be effective. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right. No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar).

4.8	Entire Agreement.

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the Parties with respect thereto.

4.9	Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement (each a “Notice”) (must be in writing, sent by personal delivery, courier or electronic mail and addressed:

(a)	to the Purchaser at:

Canopy Growth Corporation
1 Hershey Drive
Smith Falls, ON K7A 0A8

Attention:        Bruce Linton
Email:                [Redacted]

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza, 40 King Street West
Toronto, ON M5H 3C2

Attention:        Jonathan Sherman

Email:                jsherman@casselsbrock.com

(b)	to the Shareholder, at the address set out in the Shareholder’s signature page attached to this Agreement.

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or electronic mail, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day or (ii) if sent by overnight courier, on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

4.10	Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.11	Successors and Assigns.

The provisions of this Agreement will be binding upon and enure to the benefit of the parties hereto and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Party hereto, provided that the Purchaser may assign all or part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, any of its affiliates, provided that if such assignment and/or assumption takes place, the Purchaser shall continue to be liable joint and severally with such affiliate for all of its obligations hereunder.

4.12	Independent Legal Advice.

Each of the Parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

4.13	Further Assurances.

The Parties hereto will, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party will provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time.

4.14	Expenses

Each of the Parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

4.15	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

4.16	Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank.]

IN WITNESS OF WHICH the Parties have executed this Agreement as at the date first above written.

CANOPY GROWTH CORPORATION

Per:	(signed) “Bruce Linton”
Authorized Signing Officer
I have authority to bind the company.

IN WITNESS OF WHICH the Parties have executed this Agreement as at the date first above written.

(signed) “John Boehner”
John Boehner

John Boehner

(Print Name of Shareholder)

United States of America

(Place of Residency)

John Boehner, Director

(Print Name and Title)

Address:	[Redacted]

Telephone:	[Redacted]

Email:	[Redacted]

(Number of Company Subordinate Voting Shares Held)

(Number of Company Proportionate Voting Shares Held)

(Number of Company Multiple Voting Shares Held)

625,000
(Number of High Street Units Held)

(Number of Company Options Held)

(Number of Company RSUs Held)

VOTING SUPPORT AGREEMENT

THIS AGREEMENT is made as of April 18, 2019

AMONG:

Larissa L. Herda (the “Shareholder”)

- and -

Canopy Growth Corporation, a corporation existing under the laws of Canada (the “Purchaser”)

RECITALS:

WHEREAS, in connection with an arrangement agreement between the Purchaser and Acreage Holdings, Inc. (the “Company”) dated the date hereof (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Arrangement Agreement”), the Company proposes to, among other things, amend the terms of the subordinate voting shares (the “Company Subordinate Voting Shares”), proportionate voting shares (the “Company Proportionate Voting Shares”) and multiple voting shares (the “Company Multiple Voting Shares” and together with the Company Subordinate Voting Shares and the Company Proportionate Voting Shares, the “Company Shares”) in the capital of the Company;

AND WHEREAS, it is contemplated that the proposed transaction will be effected pursuant to a statutory plan of arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia);

AND WHEREAS pursuant to the Arrangement, upon the Effective Date, the Purchaser will be granted, and following the Effective Date will deemed to have been granted, the Purchaser Call Option, pursuant to which the Purchaser may acquire all of the issued and outstanding Company Shares, subject to and in accordance with the terms and conditions of the Purchaser Call Option and the Plan of Arrangement;

AND WHEREAS, the Shareholder is the beneficial owner, directly or indirectly, of the Subject Shares listed on the Shareholder’s signature page attached to this Agreement;

AND WHEREAS, this Agreement sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Shares and the other restrictions and covenants set forth herein;

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1	Definitions.

Unless indicated otherwise, where used in this Agreement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms have corresponding means), including the recitals:

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving the Company and/or one or more of its wholly-owned Subsidiaries, any: (a) offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser (or any affiliate of the Purchaser) after the date of the Arrangement Agreement relating to: (i) any sale or disposition (or any alliance, joint venture, lease, long-term supply agreement or other arrangement having the same economic effect as the foregoing), direct or indirect, in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets of the Company, or contributing 20% or more of the consolidated revenue of the Company, in each case based on the financial statements of the Company most recently filed prior to such time as part of the Company Filings, or of 20% or more of the issued and outstanding voting or equity securities of the Company on a Converted Basis (or rights or interests in such voting or equity securities); (ii) any direct or indirect take-over bid, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities of the Company (including securities convertible or exercisable or exchangeable for voting, equity or other securities of the Company or any of its Subsidiaries); (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Company or any of its Subsidiaries (except that this clause (iii) shall in no way preclude or restrict the Company from incorporating a Subsidiary which may be party to a merger under which such newly incorporated Subsidiary will acquire a corporation or a limited liability company in exchange for the issue by the Company of Company Shares or by High Street of High Street Units) if such acquisitions are otherwise permitted hereunder; or (iv) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries; (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing; (c) modification or proposed modification of any such proposal, inquiry, expression or indication of interest, in each case excluding the Arrangement and the other transactions contemplated by the Arrangement Agreement; or (d) any transaction or agreement which would reasonably be expected to materially impede or delay the completion of the Arrangement;

“affiliate” of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, in each case, whether directly or indirectly, and “control” and any derivation thereof means the holding of voting securities of another entity sufficient to elect a majority of the board of directors (or the equivalent) of such entity;

“Agreement” means this voting support agreement dated as of the date hereof between the Shareholder and the Purchaser, as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Arrangement” has the meaning ascribed thereto in the recitals hereof;

“Arrangement Agreement” has the meaning ascribed thereto in the recitals hereof;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are generally closed for business in Toronto, Ontario or Vancouver British Columbia or New York, New York, as the context requires;

“Company” has the meaning ascribed thereto in the recitals hereof;

“Company Filings” means all documents publicly filed under the profile of the Company on SEDAR since September 21, 2018;

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement;

“Company Proportionate Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Shareholders” means the registered or beneficial holders of the Company Shares, as the context requires;

“Company Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Subordinate Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Multiple Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Effective Date” means the date the Arrangement Filings are filed with the Registrar in accordance with the terms of the Arrangement Agreement;

“Effective Time” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Effective Time Outside Date” means December 31, 2019 or such later date as may be agreed in writing by the Parties;

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange;

“Notice” has the meaning ascribed thereto in Section 4.7;

“Parties” means the Shareholder and the Purchaser and “Party” means any one of them;

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“Purchaser” has the meaning ascribed thereto in the preamble hereof;

“Securities Authority” means all applicable securities regulatory authorities, including the applicable securities commissions or similar regulatory authorities in each of the provinces of Canada;

“SEDAR” means the System for Electronic Document Analysis Retrieval.

“Shareholder” has the meaning ascribed thereto in the preamble hereof;

“Subject Shares” means the Company Shares and other securities listed on the Shareholder’s signature page attached to this Agreement and any Company Shares acquired by the Shareholder or any of its affiliates subsequent to the date hereof, and includes all securities which such Subject Shares may be converted into, exchanged for or otherwise changed into;

“Subsidiary” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions as in effect on the date of the Arrangement Agreement; and

“Voting Support Outside Date” means June 28, 2019.

1.2	Gender and Number.

Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

1.3	Currency.

All references to dollars or to “$” are references to United States dollars.

1.4	Headings.

The division of this Agreement into Articles, Sections and Schedules and the insertion of the recitals and headings are for convenient reference only and do not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made, as applicable.

1.5	Date for any Action.

A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto Time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. (Toronto Time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding Business Day.

1.6	Governing Law.

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Article 2
REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of the Shareholder.

The Shareholder represents and warrants to the Purchaser (and acknowledges that the Purchaser is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that:

(a)	The Shareholder, if the Shareholder is not a natural person, is a corporation or other entity validly existing under the laws of the jurisdiction of its existence.

(b)	The Shareholder, if the Shareholder is not a natural person, has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms, subject only to any limitation under bankruptcy, insolvency or other applicable laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)	The Shareholder, directly or indirectly, exercises control or direction over all of the Subject Shares set forth the Shareholder’s signature page attached to this Agreement. Other than the Subject Shares, neither the Shareholder nor any of its affiliates, beneficially own, directly or indirectly, or exercise control or direction over any additional securities, or any securities convertible or exchangeable into any additional securities, of the Company or any of its affiliates.

(d)	As at the date hereof, the Shareholder is, and immediately prior to the Effective Time the Shareholder will be, directly or indirectly, the sole beneficial owner of the Subject Shares, with good and marketable title thereto, free and clear of all Liens.

(e)	The Shareholder has the sole right to sell and vote or direct the sale and voting of the Subject Shares.

(f)	No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Shares or any interest therein or right thereto, except the Purchaser pursuant to this Agreement or the Arrangement Agreement.

(g)	No material consent, approval, order or authorization of, or declaration or filing with, any Person is required to be obtained by the Shareholder in connection with the execution and delivery of this Agreement by the Shareholder and the performance by the Shareholder of the Shareholder’s obligations under this Agreement, other than those that are contemplated by the Arrangement Agreement.

(h)	None of the Subject Shares are subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of the Company’s securityholders or give consents or approvals of any kind, except this Agreement or as contemplated by the Arrangement Agreement.

(i)	None of the execution and delivery by the Shareholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Shareholder with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Shareholder (if the Shareholder is not a natural person); (ii) any contract to which the Shareholder is a party or by which the Shareholder is bound; (iii) any judgment, decree, order or award of any Governmental Entity applicable to the Shareholder; or (iv) any law applicable to the Shareholder, except in each case as would not reasonably be expected, individually or in the aggregate, to materially impair the ability of the Shareholder to perform its obligations hereunder.

2.2	Representations and Warranties of the Purchaser.

The Purchaser represents and warrants to the Shareholder (and acknowledges that the Shareholder is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that:

(a)	The Purchaser is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the Arrangement Agreement. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other applicable laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(b)	None of the execution and delivery by the Purchaser of this Agreement or the compliance by the Purchaser with the Purchaser’s obligations hereunder or the Purchaser’s completion of the transactions contemplated herein and in the Arrangement Agreement will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Purchaser; (ii) any contract to which the Purchaser is a party or by which the Purchaser is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any applicable law.

(c)	No material consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by the Purchaser in connection with the execution and delivery of this Agreement and the performance by it of its obligations under this Agreement, other than those which are contemplated by the Arrangement Agreement.

Article 3
COVENANTS

3.1	Covenants of the Shareholder.

(a)	The Shareholder hereby covenants and agrees in favour of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Section 4.1, except as permitted by this Agreement:

(i)	at any meeting of securityholders of the Company called to vote upon the Arrangement Resolution or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Resolution or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Shares (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Shares (which have a right to vote at such meeting) in favour of the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement;

(ii)	at any meeting of securityholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the securityholders of the Company is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its Subject Shares (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Shares (which have a right to vote at such meeting) against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement (the “Prohibited Matters”);

(iii)	the Shareholder shall revoke any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;

(iv)	the Shareholder agrees not to directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of its Subject Shares to any Person, other than pursuant to the Arrangement Agreement, or (ii) grant any proxies or power of attorney, deposit any of its Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Shares, other than pursuant to this Agreement;

(v)	the Shareholder shall as a holder of Subject Shares cooperate with the Company and the Purchaser to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement and to oppose any of the Prohibited Matters;

(vi)	the Shareholder shall not exercise any rights of appraisal or rights of dissent, as applicable, from the Arrangement or the transactions contemplated by the Arrangement Agreement that the Shareholder may have; and

(vii)	without limiting the generality of Section 4.13, no later than five Business Days prior to the date of the Company Meeting: (i) with respect to any Subject Shares that are registered in the name of the Shareholder, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular and with a copy to the Purchaser concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement Resolution; and (ii) with respect to any Subject Shares that are beneficially owned by the Shareholder but not registered in the name of the Shareholder, the Shareholder shall deliver a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Shares, with a copy to the Purchaser concurrently, instructing that the Shareholder’s Subject Shares be voted at the Company Meeting in favour of the Arrangement Resolution. Such proxy or proxies shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn or modified without the prior written consent of the Purchaser.

(b)	From the date hereof until the termination of this Agreement in accordance with Section 4.1, subject to Section 4.5, the Shareholder will not, and will ensure that its affiliates do not, directly or indirectly, through any officer, director, employee, representative or agent or otherwise:

(i)	solicit proxies or become a participant in a solicitation in opposition to or competition with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(ii)	assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iii)	act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iv)	knowingly solicit, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding regarding any Acquisition Proposal; or

(vi)	encourage any effort or attempt by any other Person to do or seek to do any of the foregoing.

(c)	The Shareholder will, and will cause each of its affiliates and will instruct each of its representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser or an affiliate thereof) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal.

(d)	The Shareholder hereby consents to:

(i)	details of this Agreement being set out in any press release, information circular, including the Company Circular, and court documents produced by the Company, the Purchaser or any of their respective affiliates in connection with the Arrangement in accordance with the provisions of the Arrangement Agreement; and

(ii)	this Agreement being made publicly available, by filing on the SEDAR operated on behalf of the Securities Authorities.

(e)	Except as required by applicable law or stock exchange requirements, the Shareholder will not, and will ensure that their affiliates and representatives do not, make any public announcement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Purchaser, which approval shall not be unreasonably withheld.

3.2	Alternative Transaction.

In the event that, in lieu of the Arrangement, the Purchaser seeks to complete the acquisition of the Company Shares other than as contemplated by the Arrangement Agreement on a basis that (a) provides for economic terms which, in relation to the Shareholder, on an after-tax basis, are at least equivalent to or better than those contemplated by the Arrangement Agreement taking into account the Intended Tax Treatment, (b) would not likely result in a delay or time to completion beyond the Voting Support Outside Date, and (c) is otherwise on terms and conditions not materially more onerous on the Shareholder than the Arrangement (including any take-over bid) any such transaction, an “Alternative Transaction”), then during the term of this Agreement the Shareholder may, on its own accord, and shall, upon written request of the Purchaser, support the completion of such Alternative Transaction in the same manner as the Arrangement in accordance with the terms and conditions of this Agreement mutatis mutandis, including by (A) depositing or causing the deposit of its Subject Shares (including any Company Shares issued or issuable upon the exercise, conversion or vesting, as applicable, of any Company Options, Company Compensation Options or Company RSUs) into an Alternative Transaction conducted by way of a take-over bid made by the Purchaser or an affiliate of Purchaser and not withdrawing them; and/or (B) voting or causing to be voted all of the Subject Shares (to the extent that they carry the right to vote) in favour of, and not dissenting from, such Alternative Transaction proposed by the Purchaser, provided however that the Shareholder shall not be required to exercise, convert or exchange any Subject Shares (other than Company Shares) in connection with an Alternative Transaction.

Article 4
GENERAL

4.1	Termination.

This Agreement will terminate and be of no further force or effect upon the earliest to occur of:

(a)	the mutual agreement in writing of the Shareholder and the Purchaser;

(b)	the date, if any, that the Arrangement Agreement is terminated in accordance with its terms;

(c)	the Effective Time; and

(d)	the Voting Support Outside Date.

4.2	Time of the Essence.

Time is of the essence in this Agreement.

4.3	Effect of Termination.

If this Agreement is terminated in accordance with the provisions of Section 4.1, no Party will have any further liability to perform its obligations under this Agreement, and provided that neither the termination of this Agreement nor anything contained in Section 4.1 will relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

4.4	Equitable Relief.

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

4.5	Capacity and Fiduciary Duty.

The Purchaser agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its affiliates or their directors, officers, shareholders, employees or agents in his or her capacity as a director or officer of the Company or any of its Subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any Party from properly fulfilling his or her fiduciary duties as a director or officer of the Company or any of its Subsidiaries and nothing in this Agreement shall prevent a Shareholder who is a member of the board of directors or an officer of the Company from engaging, in such Shareholder’s capacity as a director or officer of the Company or any of its Subsidiaries, in discussion or negotiations with a Person in response to any bona fide Acquisition Proposal in accordance with the terms of the Arrangement Agreement, including taking any action in respect of the Arrangement or any Acquisition Proposal, including engaging in discussion or negotiations with a Person in response to an Acquisition Proposal pursuant to the terms of the Arrangement Agreement.

4.6	Control

If any of the Subject Shares are held through a nominee, corporation, trust or other legal entity, including but not limited to a broker or other financial intermediary, over which the Shareholder has control as defined in the legislation governing the ownership of the property of such nominee, corporation, trust or other legal entity (either alone or in conjunction with any other Person), the Shareholder will vote or will cause to be voted such Subject Shares and exercise its power and authority to ensure that this Agreement is complied with by such nominee, corporation, trust or other legal entity.

4.7	Waiver; Amendment.

Each Party agrees and confirms that any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all of the Parties or in the case of a waiver, by the Party against whom the waiver is to be effective. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right. No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar).

4.8	Entire Agreement.

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the Parties with respect thereto.

4.9	Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement (each a “Notice”) (must be in writing, sent by personal delivery, courier or electronic mail and addressed:

(a)	to the Purchaser at:

Canopy Growth Corporation
1 Hershey Drive
Smith Falls, ON K7A 0A8

Attention:	Bruce Linton
Email:	[Redacted]

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza, 40 King Street West
Toronto, ON M5H 3C2

Attention:	Jonathan Sherman
Email:	jsherman@casselsbrock.com

(b)	to the Shareholder, at the address set out in the Shareholder’s signature page attached to this Agreement.

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or electronic mail, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day or (ii) if sent by overnight courier, on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

4.10	Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.11	Successors and Assigns.

The provisions of this Agreement will be binding upon and enure to the benefit of the parties hereto and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Party hereto, provided that the Purchaser may assign all or part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, any of its affiliates, provided that if such assignment and/or assumption takes place, the Purchaser shall continue to be liable joint and severally with such affiliate for all of its obligations hereunder.

4.12	Independent Legal Advice.

Each of the Parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

4.13	Further Assurances.

The Parties hereto will, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party will provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time.

4.14	Expenses

Each of the Parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

4.15	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

4.16	Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank.]

IN WITNESS OF WHICH the Parties have executed this Agreement as at the date first above written.

CANOPY GROWTH CORPORATION

Per:	(signed) “Bruce Linton”
Authorized Signing Officer
I have authority to bind the company.

IN WITNESS OF WHICH the Parties have executed this Agreement as at the date first above written.

(signed) “Larissa L. Herda”
Larissa L. Herda

Larissa L. Herda

(Print Name of Shareholder)

United States of America

(Place of Residency)

Larissa L. Herda, Director

(Print Name and Title)

Address:	[Redacted]

Telephone:	[Redacted]

Email:	[Redacted]

(Number of Company Subordinate Voting Shares Held)

(Number of Company Proportionate Voting Shares Held)

(Number of Company Multiple Voting Shares Held)

(Number of High Street Units Held)

160,000
(Number of Company Options Held)

40,000
(Number of Company RSUs Held)

VOTING SUPPORT AGREEMENT

THIS AGREEMENT is made as of April 18, 2019

AMONG:

Douglas Maine (the “Shareholder”)

- and -

Canopy Growth Corporation, a corporation existing under the laws of Canada (the “Purchaser”)

RECITALS:

WHEREAS, in connection with an arrangement agreement between the Purchaser and Acreage Holdings, Inc. (the “Company”) dated the date hereof (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Arrangement Agreement”), the Company proposes to, among other things, amend the terms of the subordinate voting shares (the “Company Subordinate Voting Shares”), proportionate voting shares (the “Company Proportionate Voting Shares”) and multiple voting shares (the “Company Multiple Voting Shares” and together with the Company Subordinate Voting Shares and the Company Proportionate Voting Shares, the “Company Shares”) in the capital of the Company;

AND WHEREAS, it is contemplated that the proposed transaction will be effected pursuant to a statutory plan of arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia);

AND WHEREAS pursuant to the Arrangement, upon the Effective Date, the Purchaser will be granted, and following the Effective Date will deemed to have been granted, the Purchaser Call Option, pursuant to which the Purchaser may acquire all of the issued and outstanding Company Shares, subject to and in accordance with the terms and conditions of the Purchaser Call Option and the Plan of Arrangement;

AND WHEREAS, the Shareholder is the beneficial owner, directly or indirectly, of the Subject Shares listed on the Shareholder’s signature page attached to this Agreement;

AND WHEREAS, this Agreement sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Shares and the other restrictions and covenants set forth herein;

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto agree as follows:

Article 1

INTERPRETATION

1.1	Definitions.

Unless indicated otherwise, where used in this Agreement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms have corresponding means), including the recitals:

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving the Company and/or one or more of its wholly-owned Subsidiaries, any: (a) offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser (or any affiliate of the Purchaser) after the date of the Arrangement Agreement relating to: (i) any sale or disposition (or any alliance, joint venture, lease, long-term supply agreement or other arrangement having the same economic effect as the foregoing), direct or indirect, in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets of the Company, or contributing 20% or more of the consolidated revenue of the Company, in each case based on the financial statements of the Company most recently filed prior to such time as part of the Company Filings, or of 20% or more of the issued and outstanding voting or equity securities of the Company on a Converted Basis (or rights or interests in such voting or equity securities); (ii) any direct or indirect take-over bid, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities of the Company (including securities convertible or exercisable or exchangeable for voting, equity or other securities of the Company or any of its Subsidiaries); (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Company or any of its Subsidiaries (except that this clause (iii) shall in no way preclude or restrict the Company from incorporating a Subsidiary which may be party to a merger under which such newly incorporated Subsidiary will acquire a corporation or a limited liability company in exchange for the issue by the Company of Company Shares or by High Street of High Street Units) if such acquisitions are otherwise permitted hereunder; or (iv) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries; (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing; (c) modification or proposed modification of any such proposal, inquiry, expression or indication of interest, in each case excluding the Arrangement and the other transactions contemplated by the Arrangement Agreement; or (d) any transaction or agreement which would reasonably be expected to materially impede or delay the completion of the Arrangement;

“affiliate” of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, in each case, whether directly or indirectly, and “control” and any derivation thereof means the holding of voting securities of another entity sufficient to elect a majority of the board of directors (or the equivalent) of such entity;

“Agreement” means this voting support agreement dated as of the date hereof between the Shareholder and the Purchaser, as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Arrangement” has the meaning ascribed thereto in the recitals hereof;

“Arrangement Agreement” has the meaning ascribed thereto in the recitals hereof;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are generally closed for business in Toronto, Ontario or Vancouver British Columbia or New York, New York, as the context requires;

“Company” has the meaning ascribed thereto in the recitals hereof;

“Company Filings” means all documents publicly filed under the profile of the Company on SEDAR since September 21, 2018;

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement;

“Company Proportionate Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Shareholders” means the registered or beneficial holders of the Company Shares, as the context requires;

“Company Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Subordinate Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Multiple Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Effective Date” means the date the Arrangement Filings are filed with the Registrar in accordance with the terms of the Arrangement Agreement;

“Effective Time” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Effective Time Outside Date” means December 31, 2019 or such later date as may be agreed in writing by the Parties;

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange;

“Notice” has the meaning ascribed thereto in Section 4.7;

“Parties” means the Shareholder and the Purchaser and “Party” means any one of them;

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“Purchaser” has the meaning ascribed thereto in the preamble hereof;

“Securities Authority” means all applicable securities regulatory authorities, including the applicable securities commissions or similar regulatory authorities in each of the provinces of Canada;

“SEDAR” means the System for Electronic Document Analysis Retrieval.

“Shareholder” has the meaning ascribed thereto in the preamble hereof;

“Subject Shares” means the Company Shares and other securities listed on the Shareholder’s signature page attached to this Agreement and any Company Shares acquired by the Shareholder or any of its affiliates subsequent to the date hereof, and includes all securities which such Subject Shares may be converted into, exchanged for or otherwise changed into;

“Subsidiary” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions as in effect on the date of the Arrangement Agreement; and

“Voting Support Outside Date” means June 28, 2019.

1.2	Gender and Number.

Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

1.3	Currency.

All references to dollars or to “$” are references to United States dollars.

1.4	Headings.

The division of this Agreement into Articles, Sections and Schedules and the insertion of the recitals and headings are for convenient reference only and do not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made, as applicable.

1.5	Date for any Action.

A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto Time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. (Toronto Time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding Business Day.

1.6	Governing Law.

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Article 2

REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of the Shareholder.

The Shareholder represents and warrants to the Purchaser (and acknowledges that the Purchaser is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that:

(a)	The Shareholder, if the Shareholder is not a natural person, is a corporation or other entity validly existing under the laws of the jurisdiction of its existence.

(b)	The Shareholder, if the Shareholder is not a natural person, has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms, subject only to any limitation under bankruptcy, insolvency or other applicable laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)	The Shareholder, directly or indirectly, exercises control or direction over all of the Subject Shares set forth the Shareholder’s signature page attached to this Agreement. Other than the Subject Shares, neither the Shareholder nor any of its affiliates, beneficially own, directly or indirectly, or exercise control or direction over any additional securities, or any securities convertible or exchangeable into any additional securities, of the Company or any of its affiliates.

(d)	As at the date hereof, the Shareholder is, and immediately prior to the Effective Time the Shareholder will be, directly or indirectly, the sole beneficial owner of the Subject Shares, with good and marketable title thereto, free and clear of all Liens.

(e)	The Shareholder has the sole right to sell and vote or direct the sale and voting of the Subject Shares.

(f)	No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Shares or any interest therein or right thereto, except the Purchaser pursuant to this Agreement or the Arrangement Agreement.

(g)	No material consent, approval, order or authorization of, or declaration or filing with, any Person is required to be obtained by the Shareholder in connection with the execution and delivery of this Agreement by the Shareholder and the performance by the Shareholder of the Shareholder’s obligations under this Agreement, other than those that are contemplated by the Arrangement Agreement.

(h)	None of the Subject Shares are subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of the Company’s securityholders or give consents or approvals of any kind, except this Agreement or as contemplated by the Arrangement Agreement.

(i)	None of the execution and delivery by the Shareholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Shareholder with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Shareholder (if the Shareholder is not a natural person); (ii) any contract to which the Shareholder is a party or by which the Shareholder is bound; (iii) any judgment, decree, order or award of any Governmental Entity applicable to the Shareholder; or (iv) any law applicable to the Shareholder, except in each case as would not reasonably be expected, individually or in the aggregate, to materially impair the ability of the Shareholder to perform its obligations hereunder.

2.2	Representations and Warranties of the Purchaser.

The Purchaser represents and warrants to the Shareholder (and acknowledges that the Shareholder is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that:

(a)	The Purchaser is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the Arrangement Agreement. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other applicable laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(b)	None of the execution and delivery by the Purchaser of this Agreement or the compliance by the Purchaser with the Purchaser’s obligations hereunder or the Purchaser’s completion of the transactions contemplated herein and in the Arrangement Agreement will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Purchaser; (ii) any contract to which the Purchaser is a party or by which the Purchaser is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any applicable law.

(c)	No material consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by the Purchaser in connection with the execution and delivery of this Agreement and the performance by it of its obligations under this Agreement, other than those which are contemplated by the Arrangement Agreement.

Article 3

COVENANTS

3.1	Covenants of the Shareholder.

(a)	The Shareholder hereby covenants and agrees in favour of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Section 4.1, except as permitted by this Agreement:

(i)	at any meeting of securityholders of the Company called to vote upon the Arrangement Resolution or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Resolution or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Shares (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Shares (which have a right to vote at such meeting) in favour of the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement;

(ii)	at any meeting of securityholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the securityholders of the Company is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its Subject Shares (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Shares (which have a right to vote at such meeting) against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement (the “Prohibited Matters”);

(iii)	the Shareholder shall revoke any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;

(iv)	the Shareholder agrees not to directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of its Subject Shares to any Person, other than pursuant to the Arrangement Agreement, or (ii) grant any proxies or power of attorney, deposit any of its Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Shares, other than pursuant to this Agreement;

(v)	the Shareholder shall as a holder of Subject Shares cooperate with the Company and the Purchaser to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement and to oppose any of the Prohibited Matters;

(vi)	the Shareholder shall not exercise any rights of appraisal or rights of dissent, as applicable, from the Arrangement or the transactions contemplated by the Arrangement Agreement that the Shareholder may have; and

(vii)	without limiting the generality of Section 4.13, no later than five Business Days prior to the date of the Company Meeting: (i) with respect to any Subject Shares that are registered in the name of the Shareholder, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular and with a copy to the Purchaser concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement Resolution; and (ii) with respect to any Subject Shares that are beneficially owned by the Shareholder but not registered in the name of the Shareholder, the Shareholder shall deliver a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Shares, with a copy to the Purchaser concurrently, instructing that the Shareholder’s Subject Shares be voted at the Company Meeting in favour of the Arrangement Resolution. Such proxy or proxies shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn or modified without the prior written consent of the Purchaser.

(b)	From the date hereof until the termination of this Agreement in accordance with Section 4.1, subject to Section 4.5, the Shareholder will not, and will ensure that its affiliates do not, directly or indirectly, through any officer, director, employee, representative or agent or otherwise:

(i)	solicit proxies or become a participant in a solicitation in opposition to or competition with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(ii)	assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iii)	act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iv)	knowingly solicit, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding regarding any Acquisition Proposal; or

(vi)	encourage any effort or attempt by any other Person to do or seek to do any of the foregoing.

(c)	The Shareholder will, and will cause each of its affiliates and will instruct each of its representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser or an affiliate thereof) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal.

(d)	The Shareholder hereby consents to:

(i)	details of this Agreement being set out in any press release, information circular, including the Company Circular, and court documents produced by the Company, the Purchaser or any of their respective affiliates in connection with the Arrangement in accordance with the provisions of the Arrangement Agreement; and

(ii)	this Agreement being made publicly available, by filing on the SEDAR operated on behalf of the Securities Authorities.

(e)	Except as required by applicable law or stock exchange requirements, the Shareholder will not, and will ensure that their affiliates and representatives do not, make any public announcement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Purchaser, which approval shall not be unreasonably withheld.

3.2	Alternative Transaction.

In the event that, in lieu of the Arrangement, the Purchaser seeks to complete the acquisition of the Company Shares other than as contemplated by the Arrangement Agreement on a basis that (a) provides for economic terms which, in relation to the Shareholder, on an after-tax basis, are at least equivalent to or better than those contemplated by the Arrangement Agreement taking into account the Intended Tax Treatment, (b) would not likely result in a delay or time to completion beyond the Voting Support Outside Date, and (c) is otherwise on terms and conditions not materially more onerous on the Shareholder than the Arrangement (including any take-over bid) any such transaction, an “Alternative Transaction”), then during the term of this Agreement the Shareholder may, on its own accord, and shall, upon written request of the Purchaser, support the completion of such Alternative Transaction in the same manner as the Arrangement in accordance with the terms and conditions of this Agreement mutatis mutandis, including by (A) depositing or causing the deposit of its Subject Shares (including any Company Shares issued or issuable upon the exercise, conversion or vesting, as applicable, of any Company Options, Company Compensation Options or Company RSUs) into an Alternative Transaction conducted by way of a take-over bid made by the Purchaser or an affiliate of Purchaser and not withdrawing them; and/or (B) voting or causing to be voted all of the Subject Shares (to the extent that they carry the right to vote) in favour of, and not dissenting from, such Alternative Transaction proposed by the Purchaser, provided however that the Shareholder shall not be required to exercise, convert or exchange any Subject Shares (other than Company Shares) in connection with an Alternative Transaction.

Article 4

GENERAL

4.1	Termination.

This Agreement will terminate and be of no further force or effect upon the earliest to occur of:

(a)	the mutual agreement in writing of the Shareholder and the Purchaser;

(b)	the date, if any, that the Arrangement Agreement is terminated in accordance with its terms;

(c)	the Effective Time; and

(d)	the Voting Support Outside Date.

4.2	Time of the Essence.

Time is of the essence in this Agreement.

4.3	Effect of Termination.

If this Agreement is terminated in accordance with the provisions of Section 4.1, no Party will have any further liability to perform its obligations under this Agreement, and provided that neither the termination of this Agreement nor anything contained in Section 4.1 will relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

4.4	Equitable Relief.

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

4.5	Capacity and Fiduciary Duty.

The Purchaser agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its affiliates or their directors, officers, shareholders, employees or agents in his or her capacity as a director or officer of the Company or any of its Subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any Party from properly fulfilling his or her fiduciary duties as a director or officer of the Company or any of its Subsidiaries and nothing in this Agreement shall prevent a Shareholder who is a member of the board of directors or an officer of the Company from engaging, in such Shareholder’s capacity as a director or officer of the Company or any of its Subsidiaries, in discussion or negotiations with a Person in response to any bona fide Acquisition Proposal in accordance with the terms of the Arrangement Agreement, including taking any action in respect of the Arrangement or any Acquisition Proposal, including engaging in discussion or negotiations with a Person in response to an Acquisition Proposal pursuant to the terms of the Arrangement Agreement.

4.6	Control

If any of the Subject Shares are held through a nominee, corporation, trust or other legal entity, including but not limited to a broker or other financial intermediary, over which the Shareholder has control as defined in the legislation governing the ownership of the property of such nominee, corporation, trust or other legal entity (either alone or in conjunction with any other Person), the Shareholder will vote or will cause to be voted such Subject Shares and exercise its power and authority to ensure that this Agreement is complied with by such nominee, corporation, trust or other legal entity.

4.7	Waiver; Amendment.

Each Party agrees and confirms that any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all of the Parties or in the case of a waiver, by the Party against whom the waiver is to be effective. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right. No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar).

4.8	Entire Agreement.

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the Parties with respect thereto.

4.9	Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement (each a “Notice”) (must be in writing, sent by personal delivery, courier or electronic mail and addressed:

(a)	to the Purchaser at:

Canopy Growth Corporation

1 Hershey Drive

Smith Falls, ON K7A 0A8

Attention:	Bruce Linton
Email:	[Redacted]

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

2100 Scotia Plaza, 40 King Street West

Toronto, ON M5H 3C2

Attention:	Jonathan Sherman
Email:	jsherman@casselsbrock.com

(b)	to the Shareholder, at the address set out in the Shareholder’s signature page attached to this Agreement.

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or electronic mail, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day or (ii) if sent by overnight courier, on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

4.10	Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.11	Successors and Assigns.

The provisions of this Agreement will be binding upon and enure to the benefit of the parties hereto and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Party hereto, provided that the Purchaser may assign all or part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, any of its affiliates, provided that if such assignment and/or assumption takes place, the Purchaser shall continue to be liable joint and severally with such affiliate for all of its obligations hereunder.

4.12	Independent Legal Advice.

Each of the Parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

4.13	Further Assurances.

The Parties hereto will, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party will provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time.

4.14	Expenses

Each of the Parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

4.15	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

4.16	Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank.]

IN WITNESS OF WHICH the Parties have executed this Agreement as at the date first above written.

CANOPY GROWTH CORPORATION

Per:	(signed) “Bruce Linton”
Authorized Signing Officer
I have authority to bind the company.

IN WITNESS OF WHICH the Parties have executed this Agreement as at the date first above written.

(signed) “Douglas Maine”
Douglas Maine

Douglas Maine

(Print Name of Shareholder)

United States of America

(Place of Residency)

Douglas Maine, Director

(Print Name and Title)

Address:	[Redacted]

Telephone:	[Redacted]

Email:	[Redacted]

(Number of Company Subordinate Voting Shares Held)

(Number of Company Proportionate Voting Shares Held)

(Number of Company Multiple Voting Shares Held)

(Number of High Street Units Held)

160,000
(Number of Company Options Held)

40,000
(Number of Company RSUs Held)

VOTING SUPPORT AGREEMENT

THIS AGREEMENT is made as of April 18, 2019

AMONG:

Brian Mulroney (the “Shareholder”)

- and -

Canopy Growth Corporation, a corporation existing under the laws of Canada (the “Purchaser”)

RECITALS:

WHEREAS, in connection with an arrangement agreement between the Purchaser and Acreage Holdings, Inc. (the “Company”) dated the date hereof (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Arrangement Agreement”), the Company proposes to, among other things, amend the terms of the subordinate voting shares (the “Company Subordinate Voting Shares”), proportionate voting shares (the “Company Proportionate Voting Shares”) and multiple voting shares (the “Company Multiple Voting Shares” and together with the Company Subordinate Voting Shares and the Company Proportionate Voting Shares, the “Company Shares”) in the capital of the Company;

AND WHEREAS, it is contemplated that the proposed transaction will be effected pursuant to a statutory plan of arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia);

AND WHEREAS pursuant to the Arrangement, upon the Effective Date, the Purchaser will be granted, and following the Effective Date will deemed to have been granted, the Purchaser Call Option, pursuant to which the Purchaser may acquire all of the issued and outstanding Company Shares, subject to and in accordance with the terms and conditions of the Purchaser Call Option and the Plan of Arrangement;

AND WHEREAS, the Shareholder is the beneficial owner, directly or indirectly, of the Subject Shares listed on the Shareholder’s signature page attached to this Agreement;

AND WHEREAS, this Agreement sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Shares and the other restrictions and covenants set forth herein;

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1	Definitions.

Unless indicated otherwise, where used in this Agreement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms have corresponding means), including the recitals:

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving the Company and/or one or more of its wholly-owned Subsidiaries, any: (a) offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser (or any affiliate of the Purchaser) after the date of the Arrangement Agreement relating to: (i) any sale or disposition (or any alliance, joint venture, lease, long-term supply agreement or other arrangement having the same economic effect as the foregoing), direct or indirect, in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets of the Company, or contributing 20% or more of the consolidated revenue of the Company, in each case based on the financial statements of the Company most recently filed prior to such time as part of the Company Filings, or of 20% or more of the issued and outstanding voting or equity securities of the Company on a Converted Basis (or rights or interests in such voting or equity securities); (ii) any direct or indirect take-over bid, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities of the Company (including securities convertible or exercisable or exchangeable for voting, equity or other securities of the Company or any of its Subsidiaries); (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Company or any of its Subsidiaries (except that this clause (iii) shall in no way preclude or restrict the Company from incorporating a Subsidiary which may be party to a merger under which such newly incorporated Subsidiary will acquire a corporation or a limited liability company in exchange for the issue by the Company of Company Shares or by High Street of High Street Units) if such acquisitions are otherwise permitted hereunder; or (iv) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries; (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing; (c) modification or proposed modification of any such proposal, inquiry, expression or indication of interest, in each case excluding the Arrangement and the other transactions contemplated by the Arrangement Agreement; or (d) any transaction or agreement which would reasonably be expected to materially impede or delay the completion of the Arrangement;

“affiliate” of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, in each case, whether directly or indirectly, and “control” and any derivation thereof means the holding of voting securities of another entity sufficient to elect a majority of the board of directors (or the equivalent) of such entity;

“Agreement” means this voting support agreement dated as of the date hereof between the Shareholder and the Purchaser, as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Arrangement” has the meaning ascribed thereto in the recitals hereof;

“Arrangement Agreement” has the meaning ascribed thereto in the recitals hereof;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are generally closed for business in Toronto, Ontario or Vancouver British Columbia or New York, New York, as the context requires;

“Company” has the meaning ascribed thereto in the recitals hereof;

“Company Filings” means all documents publicly filed under the profile of the Company on SEDAR since September 21, 2018;

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement;

“Company Proportionate Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Shareholders” means the registered or beneficial holders of the Company Shares, as the context requires;

“Company Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Subordinate Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Multiple Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Effective Date” means the date the Arrangement Filings are filed with the Registrar in accordance with the terms of the Arrangement Agreement;

“Effective Time” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Effective Time Outside Date” means December 31, 2019 or such later date as may be agreed in writing by the Parties;

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange;

“Notice” has the meaning ascribed thereto in Section 4.7;

“Parties” means the Shareholder and the Purchaser and “Party” means any one of them;

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“Purchaser” has the meaning ascribed thereto in the preamble hereof;

“Securities Authority” means all applicable securities regulatory authorities, including the applicable securities commissions or similar regulatory authorities in each of the provinces of Canada;

“SEDAR” means the System for Electronic Document Analysis Retrieval.

“Shareholder” has the meaning ascribed thereto in the preamble hereof;

“Subject Shares” means the Company Shares and other securities listed on the Shareholder’s signature page attached to this Agreement and any Company Shares acquired by the Shareholder or any of its affiliates subsequent to the date hereof, and includes all securities which such Subject Shares may be converted into, exchanged for or otherwise changed into;

“Subsidiary” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions as in effect on the date of the Arrangement Agreement; and

“Voting Support Outside Date” means June 28, 2019.

1.2	Gender and Number.

Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

1.3	Currency.

All references to dollars or to “$” are references to United States dollars.

1.4	Headings.

The division of this Agreement into Articles, Sections and Schedules and the insertion of the recitals and headings are for convenient reference only and do not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made, as applicable.

1.5	Date for any Action.

A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto Time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. (Toronto Time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding Business Day.

1.6	Governing Law.

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Article 2
REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of the Shareholder.

The Shareholder represents and warrants to the Purchaser (and acknowledges that the Purchaser is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that:

(a)	The Shareholder, if the Shareholder is not a natural person, is a corporation or other entity validly existing under the laws of the jurisdiction of its existence.

(b)	The Shareholder, if the Shareholder is not a natural person, has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms, subject only to any limitation under bankruptcy, insolvency or other applicable laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)	The Shareholder, directly or indirectly, exercises control or direction over all of the Subject Shares set forth the Shareholder’s signature page attached to this Agreement. Other than the Subject Shares, neither the Shareholder nor any of its affiliates, beneficially own, directly or indirectly, or exercise control or direction over any additional securities, or any securities convertible or exchangeable into any additional securities, of the Company or any of its affiliates.

(d)	As at the date hereof, the Shareholder is, and immediately prior to the Effective Time the Shareholder will be, directly or indirectly, the sole beneficial owner of the Subject Shares, with good and marketable title thereto, free and clear of all Liens.

(e)	The Shareholder has the sole right to sell and vote or direct the sale and voting of the Subject Shares.

(f)	No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Shares or any interest therein or right thereto, except the Purchaser pursuant to this Agreement or the Arrangement Agreement.

(g)	No material consent, approval, order or authorization of, or declaration or filing with, any Person is required to be obtained by the Shareholder in connection with the execution and delivery of this Agreement by the Shareholder and the performance by the Shareholder of the Shareholder’s obligations under this Agreement, other than those that are contemplated by the Arrangement Agreement.

(h)	None of the Subject Shares are subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of the Company’s securityholders or give consents or approvals of any kind, except this Agreement or as contemplated by the Arrangement Agreement.

(i)	None of the execution and delivery by the Shareholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Shareholder with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Shareholder (if the Shareholder is not a natural person); (ii) any contract to which the Shareholder is a party or by which the Shareholder is bound; (iii) any judgment, decree, order or award of any Governmental Entity applicable to the Shareholder; or (iv) any law applicable to the Shareholder, except in each case as would not reasonably be expected, individually or in the aggregate, to materially impair the ability of the Shareholder to perform its obligations hereunder.

2.2	Representations and Warranties of the Purchaser.

The Purchaser represents and warrants to the Shareholder (and acknowledges that the Shareholder is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that:

(a)	The Purchaser is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the Arrangement Agreement. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other applicable laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(b)	None of the execution and delivery by the Purchaser of this Agreement or the compliance by the Purchaser with the Purchaser’s obligations hereunder or the Purchaser’s completion of the transactions contemplated herein and in the Arrangement Agreement will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Purchaser; (ii) any contract to which the Purchaser is a party or by which the Purchaser is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any applicable law.

(c)	No material consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by the Purchaser in connection with the execution and delivery of this Agreement and the performance by it of its obligations under this Agreement, other than those which are contemplated by the Arrangement Agreement.

Article 3
COVENANTS

3.1	Covenants of the Shareholder.

(a)	The Shareholder hereby covenants and agrees in favour of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Section 4.1, except as permitted by this Agreement:

(i)	at any meeting of securityholders of the Company called to vote upon the Arrangement Resolution or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Resolution or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Shares (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Shares (which have a right to vote at such meeting) in favour of the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement;

(ii)	at any meeting of securityholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the securityholders of the Company is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its Subject Shares (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Shares (which have a right to vote at such meeting) against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement (the “Prohibited Matters”);

(iii)	the Shareholder shall revoke any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;

(iv)	the Shareholder agrees not to directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of its Subject Shares to any Person, other than pursuant to the Arrangement Agreement, or (ii) grant any proxies or power of attorney, deposit any of its Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Shares, other than pursuant to this Agreement;

(v)	the Shareholder shall as a holder of Subject Shares cooperate with the Company and the Purchaser to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement and to oppose any of the Prohibited Matters;

(vi)	the Shareholder shall not exercise any rights of appraisal or rights of dissent, as applicable, from the Arrangement or the transactions contemplated by the Arrangement Agreement that the Shareholder may have; and

(vii)	without limiting the generality of Section 4.13, no later than five Business Days prior to the date of the Company Meeting: (i) with respect to any Subject Shares that are registered in the name of the Shareholder, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular and with a copy to the Purchaser concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement Resolution; and (ii) with respect to any Subject Shares that are beneficially owned by the Shareholder but not registered in the name of the Shareholder, the Shareholder shall deliver a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Shares, with a copy to the Purchaser concurrently, instructing that the Shareholder’s Subject Shares be voted at the Company Meeting in favour of the Arrangement Resolution. Such proxy or proxies shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn or modified without the prior written consent of the Purchaser.

(b)	From the date hereof until the termination of this Agreement in accordance with Section 4.1, subject to Section 4.5, the Shareholder will not, and will ensure that its affiliates do not, directly or indirectly, through any officer, director, employee, representative or agent or otherwise:

(i)	solicit proxies or become a participant in a solicitation in opposition to or competition with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(ii)	assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iii)	act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iv)	knowingly solicit, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding regarding any Acquisition Proposal; or

(vi)	encourage any effort or attempt by any other Person to do or seek to do any of the foregoing.

(c)	The Shareholder will, and will cause each of its affiliates and will instruct each of its representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser or an affiliate thereof) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal.

(d)	The Shareholder hereby consents to:

(i)	details of this Agreement being set out in any press release, information circular, including the Company Circular, and court documents produced by the Company, the Purchaser or any of their respective affiliates in connection with the Arrangement in accordance with the provisions of the Arrangement Agreement; and

(ii)	this Agreement being made publicly available, by filing on the SEDAR operated on behalf of the Securities Authorities.

(e)	Except as required by applicable law or stock exchange requirements, the Shareholder will not, and will ensure that their affiliates and representatives do not, make any public announcement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Purchaser, which approval shall not be unreasonably withheld.

3.2	Alternative Transaction.

In the event that, in lieu of the Arrangement, the Purchaser seeks to complete the acquisition of the Company Shares other than as contemplated by the Arrangement Agreement on a basis that (a) provides for economic terms which, in relation to the Shareholder, on an after-tax basis, are at least equivalent to or better than those contemplated by the Arrangement Agreement taking into account the Intended Tax Treatment, (b) would not likely result in a delay or time to completion beyond the Voting Support Outside Date, and (c) is otherwise on terms and conditions not materially more onerous on the Shareholder than the Arrangement (including any take-over bid) any such transaction, an “Alternative Transaction”), then during the term of this Agreement the Shareholder may, on its own accord, and shall, upon written request of the Purchaser, support the completion of such Alternative Transaction in the same manner as the Arrangement in accordance with the terms and conditions of this Agreement mutatis mutandis, including by (A) depositing or causing the deposit of its Subject Shares (including any Company Shares issued or issuable upon the exercise, conversion or vesting, as applicable, of any Company Options, Company Compensation Options or Company RSUs) into an Alternative Transaction conducted by way of a take-over bid made by the Purchaser or an affiliate of Purchaser and not withdrawing them; and/or (B) voting or causing to be voted all of the Subject Shares (to the extent that they carry the right to vote) in favour of, and not dissenting from, such Alternative Transaction proposed by the Purchaser, provided however that the Shareholder shall not be required to exercise, convert or exchange any Subject Shares (other than Company Shares) in connection with an Alternative Transaction.

Article 4
GENERAL

4.1	Termination.

This Agreement will terminate and be of no further force or effect upon the earliest to occur of:

(a)	the mutual agreement in writing of the Shareholder and the Purchaser;

(b)	the date, if any, that the Arrangement Agreement is terminated in accordance with its terms;

(c)	the Effective Time; and

(d)	the Voting Support Outside Date.

4.2	Time of the Essence.

Time is of the essence in this Agreement.

4.3	Effect of Termination.

If this Agreement is terminated in accordance with the provisions of Section 4.1, no Party will have any further liability to perform its obligations under this Agreement, and provided that neither the termination of this Agreement nor anything contained in Section 4.1 will relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

4.4	Equitable Relief.

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

4.5	Capacity and Fiduciary Duty.

The Purchaser agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its affiliates or their directors, officers, shareholders, employees or agents in his or her capacity as a director or officer of the Company or any of its Subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any Party from properly fulfilling his or her fiduciary duties as a director or officer of the Company or any of its Subsidiaries and nothing in this Agreement shall prevent a Shareholder who is a member of the board of directors or an officer of the Company from engaging, in such Shareholder’s capacity as a director or officer of the Company or any of its Subsidiaries, in discussion or negotiations with a Person in response to any bona fide Acquisition Proposal in accordance with the terms of the Arrangement Agreement, including taking any action in respect of the Arrangement or any Acquisition Proposal, including engaging in discussion or negotiations with a Person in response to an Acquisition Proposal pursuant to the terms of the Arrangement Agreement.

4.6	Control

If any of the Subject Shares are held through a nominee, corporation, trust or other legal entity, including but not limited to a broker or other financial intermediary, over which the Shareholder has control as defined in the legislation governing the ownership of the property of such nominee, corporation, trust or other legal entity (either alone or in conjunction with any other Person), the Shareholder will vote or will cause to be voted such Subject Shares and exercise its power and authority to ensure that this Agreement is complied with by such nominee, corporation, trust or other legal entity.

4.7	Waiver; Amendment.

Each Party agrees and confirms that any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all of the Parties or in the case of a waiver, by the Party against whom the waiver is to be effective. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right. No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar).

4.8	Entire Agreement.

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the Parties with respect thereto.

4.9	Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement (each a “Notice”) (must be in writing, sent by personal delivery, courier or electronic mail and addressed:

(a)	to the Purchaser at:

Canopy Growth Corporation
1 Hershey Drive

Smith Falls, ON K7A 0A8

Attention:     Bruce Linton

Email:             [Redacted]

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

2100 Scotia Plaza, 40 King Street West

Toronto, ON M5H 3C2

Attention:     Jonathan Sherman

Email:             jsherman@casselsbrock.com

(b)	to the Shareholder, at the address set out in the Shareholder’s signature page attached to this Agreement.

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or electronic mail, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day or (ii) if sent by overnight courier, on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

4.10	Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.11	Successors and Assigns.

The provisions of this Agreement will be binding upon and enure to the benefit of the parties hereto and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Party hereto, provided that the Purchaser may assign all or part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, any of its affiliates, provided that if such assignment and/or assumption takes place, the Purchaser shall continue to be liable joint and severally with such affiliate for all of its obligations hereunder.

4.12	Independent Legal Advice.

Each of the Parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

4.13	Further Assurances.

The Parties hereto will, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party will provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time.

4.14	Expenses

Each of the Parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

4.15	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

4.16	Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank.]

IN WITNESS OF WHICH the Parties have executed this Agreement as at the date first above written.

CANOPY GROWTH CORPORATION

Per:	(signed) “Bruce Linton”
Authorized Signing Officer
I have authority to bind the company.

IN WITNESS OF WHICH the Parties have executed this Agreement as at the date first above written.

(signed) “Brian Mulroney”
Brian Mulroney

Brian Mulroney

(Print Name of Shareholder)

Canada

(Place of Residency)

Brian Mulroney, Director

(Print Name and Title)

Address:	[Redacted]

Telephone:	[Redacted]

Email:	[Redacted]

(Number of Company Subordinate Voting Shares Held)

(Number of Company Proportionate Voting Shares Held)

(Number of Company Multiple Voting Shares Held)

(Number of High Street Units Held)

280,000
(Number of Company Options Held)

210,000
(Number of Company RSUs Held)

VOTING SUPPORT AGREEMENT

THIS AGREEMENT is made as of April 18, 2019

AMONG:

William C. Van Faasen (the “Shareholder”)

- and -

Canopy Growth Corporation, a corporation existing under the laws of Canada (the “Purchaser”)

RECITALS:

WHEREAS, in connection with an arrangement agreement between the Purchaser and Acreage Holdings, Inc. (the “Company”) dated the date hereof (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Arrangement Agreement”), the Company proposes to, among other things, amend the terms of the subordinate voting shares (the “Company Subordinate Voting Shares”), proportionate voting shares (the “Company Proportionate Voting Shares”) and multiple voting shares (the “Company Multiple Voting Shares” and together with the Company Subordinate Voting Shares and the Company Proportionate Voting Shares, the “Company Shares”) in the capital of the Company;

AND WHEREAS, it is contemplated that the proposed transaction will be effected pursuant to a statutory plan of arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia);

AND WHEREAS pursuant to the Arrangement, upon the Effective Date, the Purchaser will be granted, and following the Effective Date will deemed to have been granted, the Purchaser Call Option, pursuant to which the Purchaser may acquire all of the issued and outstanding Company Shares, subject to and in accordance with the terms and conditions of the Purchaser Call Option and the Plan of Arrangement;

AND WHEREAS, the Shareholder is the beneficial owner, directly or indirectly, of the Subject Shares listed on the Shareholder’s signature page attached to this Agreement;

AND WHEREAS, this Agreement sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Shares and the other restrictions and covenants set forth herein;

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto agree as follows:

Article 1

INTERPRETATION

1.1	Definitions.

Unless indicated otherwise, where used in this Agreement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms have corresponding means), including the recitals:

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving the Company and/or one or more of its wholly-owned Subsidiaries, any: (a) offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser (or any affiliate of the Purchaser) after the date of the Arrangement Agreement relating to: (i) any sale or disposition (or any alliance, joint venture, lease, long-term supply agreement or other arrangement having the same economic effect as the foregoing), direct or indirect, in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets of the Company, or contributing 20% or more of the consolidated revenue of the Company, in each case based on the financial statements of the Company most recently filed prior to such time as part of the Company Filings, or of 20% or more of the issued and outstanding voting or equity securities of the Company on a Converted Basis (or rights or interests in such voting or equity securities); (ii) any direct or indirect take-over bid, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities of the Company (including securities convertible or exercisable or exchangeable for voting, equity or other securities of the Company or any of its Subsidiaries); (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Company or any of its Subsidiaries (except that this clause (iii) shall in no way preclude or restrict the Company from incorporating a Subsidiary which may be party to a merger under which such newly incorporated Subsidiary will acquire a corporation or a limited liability company in exchange for the issue by the Company of Company Shares or by High Street of High Street Units) if such acquisitions are otherwise permitted hereunder; or (iv) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries; (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing; (c) modification or proposed modification of any such proposal, inquiry, expression or indication of interest, in each case excluding the Arrangement and the other transactions contemplated by the Arrangement Agreement; or (d) any transaction or agreement which would reasonably be expected to materially impede or delay the completion of the Arrangement;

“affiliate” of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, in each case, whether directly or indirectly, and “control” and any derivation thereof means the holding of voting securities of another entity sufficient to elect a majority of the board of directors (or the equivalent) of such entity;

“Agreement” means this voting support agreement dated as of the date hereof between the Shareholder and the Purchaser, as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Arrangement” has the meaning ascribed thereto in the recitals hereof;

“Arrangement Agreement” has the meaning ascribed thereto in the recitals hereof;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are generally closed for business in Toronto, Ontario or Vancouver British Columbia or New York, New York, as the context requires;

“Company” has the meaning ascribed thereto in the recitals hereof;

“Company Filings” means all documents publicly filed under the profile of the Company on SEDAR since September 21, 2018;

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement;

“Company Proportionate Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Shareholders” means the registered or beneficial holders of the Company Shares, as the context requires;

“Company Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Subordinate Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Multiple Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Effective Date” means the date the Arrangement Filings are filed with the Registrar in accordance with the terms of the Arrangement Agreement;

“Effective Time” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Effective Time Outside Date” means December 31, 2019 or such later date as may be agreed in writing by the Parties;

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange;

“Notice” has the meaning ascribed thereto in Section 4.7;

“Parties” means the Shareholder and the Purchaser and “Party” means any one of them;

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“Purchaser” has the meaning ascribed thereto in the preamble hereof;

“Securities Authority” means all applicable securities regulatory authorities, including the applicable securities commissions or similar regulatory authorities in each of the provinces of Canada;

“SEDAR” means the System for Electronic Document Analysis Retrieval.

“Shareholder” has the meaning ascribed thereto in the preamble hereof;

“Subject Shares” means the Company Shares and other securities listed on the Shareholder’s signature page attached to this Agreement and any Company Shares acquired by the Shareholder or any of its affiliates subsequent to the date hereof, and includes all securities which such Subject Shares may be converted into, exchanged for or otherwise changed into;

“Subsidiary” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions as in effect on the date of the Arrangement Agreement; and

“Voting Support Outside Date” means June 28, 2019.

1.2	Gender and Number.

Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

1.3	Currency.

All references to dollars or to “$” are references to United States dollars.

1.4	Headings.

The division of this Agreement into Articles, Sections and Schedules and the insertion of the recitals and headings are for convenient reference only and do not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made, as applicable.

1.5	Date for any Action.

A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto Time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. (Toronto Time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding Business Day.

1.6	Governing Law.

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Article 2

REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of the Shareholder.

The Shareholder represents and warrants to the Purchaser (and acknowledges that the Purchaser is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that:

(a)	The Shareholder, if the Shareholder is not a natural person, is a corporation or other entity validly existing under the laws of the jurisdiction of its existence.

(b)	The Shareholder, if the Shareholder is not a natural person, has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms, subject only to any limitation under bankruptcy, insolvency or other applicable laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)	The Shareholder, directly or indirectly, exercises control or direction over all of the Subject Shares set forth the Shareholder’s signature page attached to this Agreement. Other than the Subject Shares, neither the Shareholder nor any of its affiliates, beneficially own, directly or indirectly, or exercise control or direction over any additional securities, or any securities convertible or exchangeable into any additional securities, of the Company or any of its affiliates.

(d)	As at the date hereof, the Shareholder is, and immediately prior to the Effective Time the Shareholder will be, directly or indirectly, the sole beneficial owner of the Subject Shares, with good and marketable title thereto, free and clear of all Liens.

(e)	The Shareholder has the sole right to sell and vote or direct the sale and voting of the Subject Shares.

(f)	No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Shares or any interest therein or right thereto, except the Purchaser pursuant to this Agreement or the Arrangement Agreement.

(g)	No material consent, approval, order or authorization of, or declaration or filing with, any Person is required to be obtained by the Shareholder in connection with the execution and delivery of this Agreement by the Shareholder and the performance by the Shareholder of the Shareholder’s obligations under this Agreement, other than those that are contemplated by the Arrangement Agreement.

(h)	None of the Subject Shares are subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of the Company’s securityholders or give consents or approvals of any kind, except this Agreement or as contemplated by the Arrangement Agreement.

(i)	None of the execution and delivery by the Shareholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Shareholder with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Shareholder (if the Shareholder is not a natural person); (ii) any contract to which the Shareholder is a party or by which the Shareholder is bound; (iii) any judgment, decree, order or award of any Governmental Entity applicable to the Shareholder; or (iv) any law applicable to the Shareholder, except in each case as would not reasonably be expected, individually or in the aggregate, to materially impair the ability of the Shareholder to perform its obligations hereunder.

2.2	Representations and Warranties of the Purchaser.

The Purchaser represents and warrants to the Shareholder (and acknowledges that the Shareholder is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that:

(a)	The Purchaser is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the Arrangement Agreement. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other applicable laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(b)	None of the execution and delivery by the Purchaser of this Agreement or the compliance by the Purchaser with the Purchaser’s obligations hereunder or the Purchaser’s completion of the transactions contemplated herein and in the Arrangement Agreement will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Purchaser; (ii) any contract to which the Purchaser is a party or by which the Purchaser is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any applicable law.

(c)	No material consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by the Purchaser in connection with the execution and delivery of this Agreement and the performance by it of its obligations under this Agreement, other than those which are contemplated by the Arrangement Agreement.

Article 3

COVENANTS

3.1	Covenants of the Shareholder.

(a)	The Shareholder hereby covenants and agrees in favour of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Section 4.1, except as permitted by this Agreement:

(i)	at any meeting of securityholders of the Company called to vote upon the Arrangement Resolution or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Resolution or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Shares (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Shares (which have a right to vote at such meeting) in favour of the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement;

(ii)	at any meeting of securityholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the securityholders of the Company is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its Subject Shares (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Shares (which have a right to vote at such meeting) against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement (the “Prohibited Matters”);

(iii)	the Shareholder shall revoke any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;

(iv)	the Shareholder agrees not to directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of its Subject Shares to any Person, other than pursuant to the Arrangement Agreement, or (ii) grant any proxies or power of attorney, deposit any of its Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Shares, other than pursuant to this Agreement;

(v)	the Shareholder shall as a holder of Subject Shares cooperate with the Company and the Purchaser to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement and to oppose any of the Prohibited Matters;

(vi)	the Shareholder shall not exercise any rights of appraisal or rights of dissent, as applicable, from the Arrangement or the transactions contemplated by the Arrangement Agreement that the Shareholder may have; and

(vii)	without limiting the generality of Section 4.13, no later than five Business Days prior to the date of the Company Meeting: (i) with respect to any Subject Shares that are registered in the name of the Shareholder, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular and with a copy to the Purchaser concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement Resolution; and (ii) with respect to any Subject Shares that are beneficially owned by the Shareholder but not registered in the name of the Shareholder, the Shareholder shall deliver a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Shares, with a copy to the Purchaser concurrently, instructing that the Shareholder’s Subject Shares be voted at the Company Meeting in favour of the Arrangement Resolution. Such proxy or proxies shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn or modified without the prior written consent of the Purchaser.

(b)	From the date hereof until the termination of this Agreement in accordance with Section 4.1, subject to Section 4.5, the Shareholder will not, and will ensure that its affiliates do not, directly or indirectly, through any officer, director, employee, representative or agent or otherwise:

(i)	solicit proxies or become a participant in a solicitation in opposition to or competition with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(ii)	assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iii)	act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iv)	knowingly solicit, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding regarding any Acquisition Proposal; or

(vi)	encourage any effort or attempt by any other Person to do or seek to do any of the foregoing.

(c)	The Shareholder will, and will cause each of its affiliates and will instruct each of its representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser or an affiliate thereof) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal.

(d)	The Shareholder hereby consents to:

(i)	details of this Agreement being set out in any press release, information circular, including the Company Circular, and court documents produced by the Company, the Purchaser or any of their respective affiliates in connection with the Arrangement in accordance with the provisions of the Arrangement Agreement; and

(ii)	this Agreement being made publicly available, by filing on the SEDAR operated on behalf of the Securities Authorities.

(e)	Except as required by applicable law or stock exchange requirements, the Shareholder will not, and will ensure that their affiliates and representatives do not, make any public announcement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Purchaser, which approval shall not be unreasonably withheld.

3.2	Alternative Transaction.

In the event that, in lieu of the Arrangement, the Purchaser seeks to complete the acquisition of the Company Shares other than as contemplated by the Arrangement Agreement on a basis that (a) provides for economic terms which, in relation to the Shareholder, on an after-tax basis, are at least equivalent to or better than those contemplated by the Arrangement Agreement taking into account the Intended Tax Treatment, (b) would not likely result in a delay or time to completion beyond the Voting Support Outside Date, and (c) is otherwise on terms and conditions not materially more onerous on the Shareholder than the Arrangement (including any take-over bid) any such transaction, an “Alternative Transaction”), then during the term of this Agreement the Shareholder may, on its own accord, and shall, upon written request of the Purchaser, support the completion of such Alternative Transaction in the same manner as the Arrangement in accordance with the terms and conditions of this Agreement mutatis mutandis, including by (A) depositing or causing the deposit of its Subject Shares (including any Company Shares issued or issuable upon the exercise, conversion or vesting, as applicable, of any Company Options, Company Compensation Options or Company RSUs) into an Alternative Transaction conducted by way of a take-over bid made by the Purchaser or an affiliate of Purchaser and not withdrawing them; and/or (B) voting or causing to be voted all of the Subject Shares (to the extent that they carry the right to vote) in favour of, and not dissenting from, such Alternative Transaction proposed by the Purchaser, provided however that the Shareholder shall not be required to exercise, convert or exchange any Subject Shares (other than Company Shares) in connection with an Alternative Transaction.

Article 4

GENERAL

4.1	Termination.

This Agreement will terminate and be of no further force or effect upon the earliest to occur of:

(a)	the mutual agreement in writing of the Shareholder and the Purchaser;

(b)	the date, if any, that the Arrangement Agreement is terminated in accordance with its terms;

(c)	the Effective Time; and

(d)	the Voting Support Outside Date.

4.2	Time of the Essence.

Time is of the essence in this Agreement.

4.3	Effect of Termination.

If this Agreement is terminated in accordance with the provisions of Section 4.1, no Party will have any further liability to perform its obligations under this Agreement, and provided that neither the termination of this Agreement nor anything contained in Section 4.1 will relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

4.4	Equitable Relief.

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

4.5	Capacity and Fiduciary Duty.

The Purchaser agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its affiliates or their directors, officers, shareholders, employees or agents in his or her capacity as a director or officer of the Company or any of its Subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any Party from properly fulfilling his or her fiduciary duties as a director or officer of the Company or any of its Subsidiaries and nothing in this Agreement shall prevent a Shareholder who is a member of the board of directors or an officer of the Company from engaging, in such Shareholder’s capacity as a director or officer of the Company or any of its Subsidiaries, in discussion or negotiations with a Person in response to any bona fide Acquisition Proposal in accordance with the terms of the Arrangement Agreement, including taking any action in respect of the Arrangement or any Acquisition Proposal, including engaging in discussion or negotiations with a Person in response to an Acquisition Proposal pursuant to the terms of the Arrangement Agreement.

4.6	Control

If any of the Subject Shares are held through a nominee, corporation, trust or other legal entity, including but not limited to a broker or other financial intermediary, over which the Shareholder has control as defined in the legislation governing the ownership of the property of such nominee, corporation, trust or other legal entity (either alone or in conjunction with any other Person), the Shareholder will vote or will cause to be voted such Subject Shares and exercise its power and authority to ensure that this Agreement is complied with by such nominee, corporation, trust or other legal entity.

4.7	Waiver; Amendment.

Each Party agrees and confirms that any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all of the Parties or in the case of a waiver, by the Party against whom the waiver is to be effective. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right. No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar).

4.8	Entire Agreement.

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the Parties with respect thereto.

4.9	Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement (each a “Notice”) (must be in writing, sent by personal delivery, courier or electronic mail and addressed:

(a)	to the Purchaser at:

Canopy Growth Corporation

1 Hershey Drive

Smith Falls, ON K7A 0A8

Attention:	Bruce Linton
Email:	[Redacted]

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

2100 Scotia Plaza, 40 King Street West

Toronto, ON M5H 3C2

Attention:	Jonathan Sherman
Email:	jsherman@casselsbrock.com

(b)	to the Shareholder, at the address set out in the Shareholder’s signature page attached to this Agreement.

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or electronic mail, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day or (ii) if sent by overnight courier, on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

4.10	Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.11	Successors and Assigns.

The provisions of this Agreement will be binding upon and enure to the benefit of the parties hereto and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Party hereto, provided that the Purchaser may assign all or part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, any of its affiliates, provided that if such assignment and/or assumption takes place, the Purchaser shall continue to be liable joint and severally with such affiliate for all of its obligations hereunder.

4.12	Independent Legal Advice.

Each of the Parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

4.13	Further Assurances.

The Parties hereto will, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party will provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time.

4.14	Expenses

Each of the Parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

4.15	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

4.16	Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank.]

IN WITNESS OF WHICH the Parties have executed this Agreement as at the date first above written.

CANOPY GROWTH CORPORATION

Per:	(signed) “Bruce Linton”
Authorized Signing Officer
I have authority to bind the company.

IN WITNESS OF WHICH the Parties have executed this Agreement as at the date first above written.

(signed) “William C. Van Faasen”
William C. Van Faasen

William C. Van Faasen

(Print Name of Shareholder)

United States of America

(Place of Residency)

William C. Van Faasen

(Print Name and Title)

Address:	[Redacted]

Telephone:	[Redacted]

Email:	[Redacted]

8,000
(Number of Company Subordinate Voting Shares Held)

4,973.20
(Number of Company Proportionate Voting Shares Held)

(Number of Company Multiple Voting Shares Held)

(Number of High Street Units Held)

160,000
(Number of Company Options Held)

40,000
(Number of Company RSUs Held)

VOTING SUPPORT AGREEMENT

THIS AGREEMENT is made as of April 18, 2019

AMONG:

William F. Weld (the “Shareholder”)

- and -

Canopy Growth Corporation, a corporation existing under the laws of Canada (the “Purchaser”)

RECITALS:

WHEREAS, in connection with an arrangement agreement between the Purchaser and Acreage Holdings, Inc. (the “Company”) dated the date hereof (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Arrangement Agreement”), the Company proposes to, among other things, amend the terms of the subordinate voting shares (the “Company Subordinate Voting Shares”), proportionate voting shares (the “Company Proportionate Voting Shares”) and multiple voting shares (the “Company Multiple Voting Shares” and together with the Company Subordinate Voting Shares and the Company Proportionate Voting Shares, the “Company Shares”) in the capital of the Company;

AND WHEREAS, it is contemplated that the proposed transaction will be effected pursuant to a statutory plan of arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia);

AND WHEREAS pursuant to the Arrangement, upon the Effective Date, the Purchaser will be granted, and following the Effective Date will deemed to have been granted, the Purchaser Call Option, pursuant to which the Purchaser may acquire all of the issued and outstanding Company Shares, subject to and in accordance with the terms and conditions of the Purchaser Call Option and the Plan of Arrangement;

AND WHEREAS, the Shareholder is the beneficial owner, directly or indirectly, of the Subject Shares listed on the Shareholder’s signature page attached to this Agreement;

AND WHEREAS, this Agreement sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Shares and the other restrictions and covenants set forth herein;

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto agree as follows:

Article 1

INTERPRETATION

1.1	Definitions.

Unless indicated otherwise, where used in this Agreement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms have corresponding means), including the recitals:

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving the Company and/or one or more of its wholly-owned Subsidiaries, any: (a) offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser (or any affiliate of the Purchaser) after the date of the Arrangement Agreement relating to: (i) any sale or disposition (or any alliance, joint venture, lease, long-term supply agreement or other arrangement having the same economic effect as the foregoing), direct or indirect, in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets of the Company, or contributing 20% or more of the consolidated revenue of the Company, in each case based on the financial statements of the Company most recently filed prior to such time as part of the Company Filings, or of 20% or more of the issued and outstanding voting or equity securities of the Company on a Converted Basis (or rights or interests in such voting or equity securities); (ii) any direct or indirect take-over bid, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities of the Company (including securities convertible or exercisable or exchangeable for voting, equity or other securities of the Company or any of its Subsidiaries); (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Company or any of its Subsidiaries (except that this clause (iii) shall in no way preclude or restrict the Company from incorporating a Subsidiary which may be party to a merger under which such newly incorporated Subsidiary will acquire a corporation or a limited liability company in exchange for the issue by the Company of Company Shares or by High Street of High Street Units) if such acquisitions are otherwise permitted hereunder; or (iv) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries; (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing; (c) modification or proposed modification of any such proposal, inquiry, expression or indication of interest, in each case excluding the Arrangement and the other transactions contemplated by the Arrangement Agreement; or (d) any transaction or agreement which would reasonably be expected to materially impede or delay the completion of the Arrangement;

“affiliate” of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, in each case, whether directly or indirectly, and “control” and any derivation thereof means the holding of voting securities of another entity sufficient to elect a majority of the board of directors (or the equivalent) of such entity;

“Agreement” means this voting support agreement dated as of the date hereof between the Shareholder and the Purchaser, as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Arrangement” has the meaning ascribed thereto in the recitals hereof;

“Arrangement Agreement” has the meaning ascribed thereto in the recitals hereof;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are generally closed for business in Toronto, Ontario or Vancouver British Columbia or New York, New York, as the context requires;

“Company” has the meaning ascribed thereto in the recitals hereof;

“Company Filings” means all documents publicly filed under the profile of the Company on SEDAR since September 21, 2018;

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement;

“Company Proportionate Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Shareholders” means the registered or beneficial holders of the Company Shares, as the context requires;

“Company Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Subordinate Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Multiple Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Effective Date” means the date the Arrangement Filings are filed with the Registrar in accordance with the terms of the Arrangement Agreement;

“Effective Time” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Effective Time Outside Date” means December 31, 2019 or such later date as may be agreed in writing by the Parties;

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange;

“Notice” has the meaning ascribed thereto in Section 4.7;

“Parties” means the Shareholder and the Purchaser and “Party” means any one of them;

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“Purchaser” has the meaning ascribed thereto in the preamble hereof;

“Securities Authority” means all applicable securities regulatory authorities, including the applicable securities commissions or similar regulatory authorities in each of the provinces of Canada;

“SEDAR” means the System for Electronic Document Analysis Retrieval.

“Shareholder” has the meaning ascribed thereto in the preamble hereof;

“Subject Shares” means the Company Shares and other securities listed on the Shareholder’s signature page attached to this Agreement and any Company Shares acquired by the Shareholder or any of its affiliates subsequent to the date hereof, and includes all securities which such Subject Shares may be converted into, exchanged for or otherwise changed into;

“Subsidiary” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions as in effect on the date of the Arrangement Agreement; and

“Voting Support Outside Date” means June 28, 2019.

1.2	Gender and Number.

Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

1.3	Currency.

All references to dollars or to “$” are references to United States dollars.

1.4	Headings.

The division of this Agreement into Articles, Sections and Schedules and the insertion of the recitals and headings are for convenient reference only and do not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made, as applicable.

1.5	Date for any Action.

A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto Time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. (Toronto Time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding Business Day.

1.6	Governing Law.

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Article 2

REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of the Shareholder.

The Shareholder represents and warrants to the Purchaser (and acknowledges that the Purchaser is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that:

(a)	The Shareholder, if the Shareholder is not a natural person, is a corporation or other entity validly existing under the laws of the jurisdiction of its existence.

(b)	The Shareholder, if the Shareholder is not a natural person, has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms, subject only to any limitation under bankruptcy, insolvency or other applicable laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)	The Shareholder, directly or indirectly, exercises control or direction over all of the Subject Shares set forth the Shareholder’s signature page attached to this Agreement. Other than the Subject Shares, neither the Shareholder nor any of its affiliates, beneficially own, directly or indirectly, or exercise control or direction over any additional securities, or any securities convertible or exchangeable into any additional securities, of the Company or any of its affiliates.

(d)	As at the date hereof, the Shareholder is, and immediately prior to the Effective Time the Shareholder will be, directly or indirectly, the sole beneficial owner of the Subject Shares, with good and marketable title thereto, free and clear of all Liens.

(e)	The Shareholder has the sole right to sell and vote or direct the sale and voting of the Subject Shares.

(f)	No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Shares or any interest therein or right thereto, except the Purchaser pursuant to this Agreement or the Arrangement Agreement.

(g)	No material consent, approval, order or authorization of, or declaration or filing with, any Person is required to be obtained by the Shareholder in connection with the execution and delivery of this Agreement by the Shareholder and the performance by the Shareholder of the Shareholder’s obligations under this Agreement, other than those that are contemplated by the Arrangement Agreement.

(h)	None of the Subject Shares are subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of the Company’s securityholders or give consents or approvals of any kind, except this Agreement or as contemplated by the Arrangement Agreement.

(i)	None of the execution and delivery by the Shareholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Shareholder with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Shareholder (if the Shareholder is not a natural person); (ii) any contract to which the Shareholder is a party or by which the Shareholder is bound; (iii) any judgment, decree, order or award of any Governmental Entity applicable to the Shareholder; or (iv) any law applicable to the Shareholder, except in each case as would not reasonably be expected, individually or in the aggregate, to materially impair the ability of the Shareholder to perform its obligations hereunder.

2.2	Representations and Warranties of the Purchaser.

The Purchaser represents and warrants to the Shareholder (and acknowledges that the Shareholder is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that:

(a)	The Purchaser is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the Arrangement Agreement. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other applicable laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(b)	None of the execution and delivery by the Purchaser of this Agreement or the compliance by the Purchaser with the Purchaser’s obligations hereunder or the Purchaser’s completion of the transactions contemplated herein and in the Arrangement Agreement will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Purchaser; (ii) any contract to which the Purchaser is a party or by which the Purchaser is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any applicable law.

(c)	No material consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by the Purchaser in connection with the execution and delivery of this Agreement and the performance by it of its obligations under this Agreement, other than those which are contemplated by the Arrangement Agreement.

Article 3

COVENANTS

3.1	Covenants of the Shareholder.

(a)	The Shareholder hereby covenants and agrees in favour of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Section 4.1, except as permitted by this Agreement:

(i)	at any meeting of securityholders of the Company called to vote upon the Arrangement Resolution or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Resolution or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Shares (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Shares (which have a right to vote at such meeting) in favour of the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement;

(ii)	at any meeting of securityholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the securityholders of the Company is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its Subject Shares (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Shares (which have a right to vote at such meeting) against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement (the “Prohibited Matters”);

(iii)	the Shareholder shall revoke any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;

(iv)	the Shareholder agrees not to directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of its Subject Shares to any Person, other than pursuant to the Arrangement Agreement, or (ii) grant any proxies or power of attorney, deposit any of its Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Shares, other than pursuant to this Agreement;

(v)	the Shareholder shall as a holder of Subject Shares cooperate with the Company and the Purchaser to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement and to oppose any of the Prohibited Matters;

(vi)	the Shareholder shall not exercise any rights of appraisal or rights of dissent, as applicable, from the Arrangement or the transactions contemplated by the Arrangement Agreement that the Shareholder may have; and

(vii)	without limiting the generality of Section 4.13, no later than five Business Days prior to the date of the Company Meeting: (i) with respect to any Subject Shares that are registered in the name of the Shareholder, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular and with a copy to the Purchaser concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement Resolution; and (ii) with respect to any Subject Shares that are beneficially owned by the Shareholder but not registered in the name of the Shareholder, the Shareholder shall deliver a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Shares, with a copy to the Purchaser concurrently, instructing that the Shareholder’s Subject Shares be voted at the Company Meeting in favour of the Arrangement Resolution. Such proxy or proxies shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn or modified without the prior written consent of the Purchaser.

(b)	From the date hereof until the termination of this Agreement in accordance with Section 4.1, subject to Section 4.5, the Shareholder will not, and will ensure that its affiliates do not, directly or indirectly, through any officer, director, employee, representative or agent or otherwise:

(i)	solicit proxies or become a participant in a solicitation in opposition to or competition with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(ii)	assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iii)	act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iv)	knowingly solicit, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding regarding any Acquisition Proposal; or

(vi)	encourage any effort or attempt by any other Person to do or seek to do any of the foregoing.

(c)	The Shareholder will, and will cause each of its affiliates and will instruct each of its representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser or an affiliate thereof) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal.

(d)	The Shareholder hereby consents to:

(i)	details of this Agreement being set out in any press release, information circular, including the Company Circular, and court documents produced by the Company, the Purchaser or any of their respective affiliates in connection with the Arrangement in accordance with the provisions of the Arrangement Agreement; and

(ii)	this Agreement being made publicly available, by filing on the SEDAR operated on behalf of the Securities Authorities.

(e)	Except as required by applicable law or stock exchange requirements, the Shareholder will not, and will ensure that their affiliates and representatives do not, make any public announcement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Purchaser, which approval shall not be unreasonably withheld.

3.2	Alternative Transaction.

In the event that, in lieu of the Arrangement, the Purchaser seeks to complete the acquisition of the Company Shares other than as contemplated by the Arrangement Agreement on a basis that (a) provides for economic terms which, in relation to the Shareholder, on an after-tax basis, are at least equivalent to or better than those contemplated by the Arrangement Agreement taking into account the Intended Tax Treatment, (b) would not likely result in a delay or time to completion beyond the Voting Support Outside Date, and (c) is otherwise on terms and conditions not materially more onerous on the Shareholder than the Arrangement (including any take-over bid) any such transaction, an “Alternative Transaction”), then during the term of this Agreement the Shareholder may, on its own accord, and shall, upon written request of the Purchaser, support the completion of such Alternative Transaction in the same manner as the Arrangement in accordance with the terms and conditions of this Agreement mutatis mutandis, including by (A) depositing or causing the deposit of its Subject Shares (including any Company Shares issued or issuable upon the exercise, conversion or vesting, as applicable, of any Company Options, Company Compensation Options or Company RSUs) into an Alternative Transaction conducted by way of a take-over bid made by the Purchaser or an affiliate of Purchaser and not withdrawing them; and/or (B) voting or causing to be voted all of the Subject Shares (to the extent that they carry the right to vote) in favour of, and not dissenting from, such Alternative Transaction proposed by the Purchaser, provided however that the Shareholder shall not be required to exercise, convert or exchange any Subject Shares (other than Company Shares) in connection with an Alternative Transaction.

Article 4

GENERAL

4.1	Termination.

This Agreement will terminate and be of no further force or effect upon the earliest to occur of:

(a)	the mutual agreement in writing of the Shareholder and the Purchaser;

(b)	the date, if any, that the Arrangement Agreement is terminated in accordance with its terms;

(c)	the Effective Time; and

(d)	the Voting Support Outside Date.

4.2	Time of the Essence.

Time is of the essence in this Agreement.

4.3	Effect of Termination.

If this Agreement is terminated in accordance with the provisions of Section 4.1, no Party will have any further liability to perform its obligations under this Agreement, and provided that neither the termination of this Agreement nor anything contained in Section 4.1 will relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

4.4	Equitable Relief.

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

4.5	Capacity and Fiduciary Duty.

The Purchaser agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its affiliates or their directors, officers, shareholders, employees or agents in his or her capacity as a director or officer of the Company or any of its Subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any Party from properly fulfilling his or her fiduciary duties as a director or officer of the Company or any of its Subsidiaries and nothing in this Agreement shall prevent a Shareholder who is a member of the board of directors or an officer of the Company from engaging, in such Shareholder’s capacity as a director or officer of the Company or any of its Subsidiaries, in discussion or negotiations with a Person in response to any bona fide Acquisition Proposal in accordance with the terms of the Arrangement Agreement, including taking any action in respect of the Arrangement or any Acquisition Proposal, including engaging in discussion or negotiations with a Person in response to an Acquisition Proposal pursuant to the terms of the Arrangement Agreement.

4.6	Control

If any of the Subject Shares are held through a nominee, corporation, trust or other legal entity, including but not limited to a broker or other financial intermediary, over which the Shareholder has control as defined in the legislation governing the ownership of the property of such nominee, corporation, trust or other legal entity (either alone or in conjunction with any other Person), the Shareholder will vote or will cause to be voted such Subject Shares and exercise its power and authority to ensure that this Agreement is complied with by such nominee, corporation, trust or other legal entity.

4.7	Waiver; Amendment.

Each Party agrees and confirms that any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all of the Parties or in the case of a waiver, by the Party against whom the waiver is to be effective. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right. No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar).

4.8	Entire Agreement.

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the Parties with respect thereto.

4.9	Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement (each a “Notice”) (must be in writing, sent by personal delivery, courier or electronic mail and addressed:

(a)	to the Purchaser at:

Canopy Growth Corporation

1 Hershey Drive

Smith Falls, ON K7A 0A8

Attention:	Bruce Linton
Email:	[Redacted]

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

2100 Scotia Plaza, 40 King Street West

Toronto, ON M5H 3C2

Attention:	Jonathan Sherman
Email:	jsherman@casselsbrock.com

(b)	to the Shareholder, at the address set out in the Shareholder’s signature page attached to this Agreement.

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or electronic mail, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day or (ii) if sent by overnight courier, on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

4.10	Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.11	Successors and Assigns.

The provisions of this Agreement will be binding upon and enure to the benefit of the parties hereto and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Party hereto, provided that the Purchaser may assign all or part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, any of its affiliates, provided that if such assignment and/or assumption takes place, the Purchaser shall continue to be liable joint and severally with such affiliate for all of its obligations hereunder.

4.12	Independent Legal Advice.

Each of the Parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

4.13	Further Assurances.

The Parties hereto will, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party will provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time.

4.14	Expenses

Each of the Parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

4.15	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

4.16	Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank.]

IN WITNESS OF WHICH the Parties have executed this Agreement as at the date first above written.

CANOPY GROWTH CORPORATION

Per:	(signed) “Bruce Linton”
Authorized Signing Officer
I have authority to bind the company.

IN WITNESS OF WHICH the Parties have executed this Agreement as at the date first above written.

(signed) “William F. Weld”
William F. Weld

William F. Weld

(Print Name of Shareholder)

United States of America

(Place of Residency)

William F. Weld, Director

(Print Name and Title)

Address:	[Redacted]

Telephone:	[Redacted]

Email:	[Redacted]

(Number of Company Subordinate Voting Shares Held)

(Number of Company Proportionate Voting Shares Held)

(Number of Company Multiple Voting Shares Held)

625,000
(Number of High Street Units Held)

(Number of Company Options Held)

(Number of Company RSUs Held)

VOTING SUPPORT AGREEMENT

THIS AGREEMENT is made as of April 18, 2019

AMONG:

Robert Daino (the “Shareholder”)

- and -

Canopy Growth Corporation, a corporation existing under the laws of Canada (the “Purchaser”)

RECITALS:

WHEREAS, in connection with an arrangement agreement between the Purchaser and Acreage Holdings, Inc. (the “Company”) dated the date hereof (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Arrangement Agreement”), the Company proposes to, among other things, amend the terms of the subordinate voting shares (the “Company Subordinate Voting Shares”), proportionate voting shares (the “Company Proportionate Voting Shares”) and multiple voting shares (the “Company Multiple Voting Shares” and together with the Company Subordinate Voting Shares and the Company Proportionate Voting Shares, the “Company Shares”) in the capital of the Company;

AND WHEREAS, it is contemplated that the proposed transaction will be effected pursuant to a statutory plan of arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia);

AND WHEREAS pursuant to the Arrangement, upon the Effective Date, the Purchaser will be granted, and following the Effective Date will deemed to have been granted, the Purchaser Call Option, pursuant to which the Purchaser may acquire all of the issued and outstanding Company Shares, subject to and in accordance with the terms and conditions of the Purchaser Call Option and the Plan of Arrangement;

AND WHEREAS, the Shareholder is the beneficial owner, directly or indirectly, of the Subject Shares listed on the Shareholder’s signature page attached to this Agreement;

AND WHEREAS, this Agreement sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Shares and the other restrictions and covenants set forth herein;

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1	Definitions.

Unless indicated otherwise, where used in this Agreement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms have corresponding means), including the recitals:

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving the Company and/or one or more of its wholly-owned Subsidiaries, any: (a) offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser (or any affiliate of the Purchaser) after the date of the Arrangement Agreement relating to: (i) any sale or disposition (or any alliance, joint venture, lease, long-term supply agreement or other arrangement having the same economic effect as the foregoing), direct or indirect, in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets of the Company, or contributing 20% or more of the consolidated revenue of the Company, in each case based on the financial statements of the Company most recently filed prior to such time as part of the Company Filings, or of 20% or more of the issued and outstanding voting or equity securities of the Company on a Converted Basis (or rights or interests in such voting or equity securities); (ii) any direct or indirect take-over bid, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities of the Company (including securities convertible or exercisable or exchangeable for voting, equity or other securities of the Company or any of its Subsidiaries); (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Company or any of its Subsidiaries (except that this clause (iii) shall in no way preclude or restrict the Company from incorporating a Subsidiary which may be party to a merger under which such newly incorporated Subsidiary will acquire a corporation or a limited liability company in exchange for the issue by the Company of Company Shares or by High Street of High Street Units) if such acquisitions are otherwise permitted hereunder; or (iv) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries; (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing; (c) modification or proposed modification of any such proposal, inquiry, expression or indication of interest, in each case excluding the Arrangement and the other transactions contemplated by the Arrangement Agreement; or (d) any transaction or agreement which would reasonably be expected to materially impede or delay the completion of the Arrangement;

“affiliate” of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, in each case, whether directly or indirectly, and “control” and any derivation thereof means the holding of voting securities of another entity sufficient to elect a majority of the board of directors (or the equivalent) of such entity;

“Agreement” means this voting support agreement dated as of the date hereof between the Shareholder and the Purchaser, as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Arrangement” has the meaning ascribed thereto in the recitals hereof;

“Arrangement Agreement” has the meaning ascribed thereto in the recitals hereof;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are generally closed for business in Toronto, Ontario or Vancouver British Columbia or New York, New York, as the context requires;

“Company” has the meaning ascribed thereto in the recitals hereof;

“Company Filings” means all documents publicly filed under the profile of the Company on SEDAR since September 21, 2018;

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement;

“Company Proportionate Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Shareholders” means the registered or beneficial holders of the Company Shares, as the context requires;

“Company Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Subordinate Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Multiple Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Effective Date” means the date the Arrangement Filings are filed with the Registrar in accordance with the terms of the Arrangement Agreement;

“Effective Time” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Effective Time Outside Date” means December 31, 2019 or such later date as may be agreed in writing by the Parties;

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange;

“Notice” has the meaning ascribed thereto in Section 4.7;

“Parties” means the Shareholder and the Purchaser and “Party” means any one of them;

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“Purchaser” has the meaning ascribed thereto in the preamble hereof;

“Securities Authority” means all applicable securities regulatory authorities, including the applicable securities commissions or similar regulatory authorities in each of the provinces of Canada;

“SEDAR” means the System for Electronic Document Analysis Retrieval.

“Shareholder” has the meaning ascribed thereto in the preamble hereof;

“Subject Shares” means the Company Shares and other securities listed on the Shareholder’s signature page attached to this Agreement and any Company Shares acquired by the Shareholder or any of its affiliates subsequent to the date hereof, and includes all securities which such Subject Shares may be converted into, exchanged for or otherwise changed into;

“Subsidiary” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions as in effect on the date of the Arrangement Agreement; and

“Voting Support Outside Date” means June 28, 2019.

1.2	Gender and Number.

Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

1.3	Currency.

All references to dollars or to “$” are references to United States dollars.

1.4	Headings.

The division of this Agreement into Articles, Sections and Schedules and the insertion of the recitals and headings are for convenient reference only and do not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made, as applicable.

1.5	Date for any Action.

A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto Time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. (Toronto Time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding Business Day.

1.6	Governing Law.

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Article 2
REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of the Shareholder.

The Shareholder represents and warrants to the Purchaser (and acknowledges that the Purchaser is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that:

(a)	The Shareholder, if the Shareholder is not a natural person, is a corporation or other entity validly existing under the laws of the jurisdiction of its existence.

(b)	The Shareholder, if the Shareholder is not a natural person, has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms, subject only to any limitation under bankruptcy, insolvency or other applicable laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)	The Shareholder, directly or indirectly, exercises control or direction over all of the Subject Shares set forth the Shareholder’s signature page attached to this Agreement. Other than the Subject Shares, neither the Shareholder nor any of its affiliates, beneficially own, directly or indirectly, or exercise control or direction over any additional securities, or any securities convertible or exchangeable into any additional securities, of the Company or any of its affiliates.

(d)	As at the date hereof, the Shareholder is, and immediately prior to the Effective Time the Shareholder will be, directly or indirectly, the sole beneficial owner of the Subject Shares, with good and marketable title thereto, free and clear of all Liens.

(e)	The Shareholder has the sole right to sell and vote or direct the sale and voting of the Subject Shares.

(f)	No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Shares or any interest therein or right thereto, except the Purchaser pursuant to this Agreement or the Arrangement Agreement.

(g)	No material consent, approval, order or authorization of, or declaration or filing with, any Person is required to be obtained by the Shareholder in connection with the execution and delivery of this Agreement by the Shareholder and the performance by the Shareholder of the Shareholder’s obligations under this Agreement, other than those that are contemplated by the Arrangement Agreement.

(h)	None of the Subject Shares are subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of the Company’s securityholders or give consents or approvals of any kind, except this Agreement or as contemplated by the Arrangement Agreement.

(i)	None of the execution and delivery by the Shareholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Shareholder with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Shareholder (if the Shareholder is not a natural person); (ii) any contract to which the Shareholder is a party or by which the Shareholder is bound; (iii) any judgment, decree, order or award of any Governmental Entity applicable to the Shareholder; or (iv) any law applicable to the Shareholder, except in each case as would not reasonably be expected, individually or in the aggregate, to materially impair the ability of the Shareholder to perform its obligations hereunder.

2.2	Representations and Warranties of the Purchaser.

The Purchaser represents and warrants to the Shareholder (and acknowledges that the Shareholder is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that:

(a)	The Purchaser is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the Arrangement Agreement. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other applicable laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(b)	None of the execution and delivery by the Purchaser of this Agreement or the compliance by the Purchaser with the Purchaser’s obligations hereunder or the Purchaser’s completion of the transactions contemplated herein and in the Arrangement Agreement will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Purchaser; (ii) any contract to which the Purchaser is a party or by which the Purchaser is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any applicable law.

(c)	No material consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by the Purchaser in connection with the execution and delivery of this Agreement and the performance by it of its obligations under this Agreement, other than those which are contemplated by the Arrangement Agreement.

Article 3
COVENANTS

3.1	Covenants of the Shareholder.

(a)	The Shareholder hereby covenants and agrees in favour of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Section 4.1, except as permitted by this Agreement:

(i)	at any meeting of securityholders of the Company called to vote upon the Arrangement Resolution or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Resolution or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Shares (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Shares (which have a right to vote at such meeting) in favour of the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement;

(ii)	at any meeting of securityholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the securityholders of the Company is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its Subject Shares (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Shares (which have a right to vote at such meeting) against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement (the “Prohibited Matters”);

(iii)	the Shareholder shall revoke any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;

(iv)	the Shareholder agrees not to directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of its Subject Shares to any Person, other than pursuant to the Arrangement Agreement, or (ii) grant any proxies or power of attorney, deposit any of its Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Shares, other than pursuant to this Agreement;

(v)	the Shareholder shall as a holder of Subject Shares cooperate with the Company and the Purchaser to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement and to oppose any of the Prohibited Matters;

(vi)	the Shareholder shall not exercise any rights of appraisal or rights of dissent, as applicable, from the Arrangement or the transactions contemplated by the Arrangement Agreement that the Shareholder may have; and

(vii)	without limiting the generality of Section 4.13, no later than five Business Days prior to the date of the Company Meeting: (i) with respect to any Subject Shares that are registered in the name of the Shareholder, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular and with a copy to the Purchaser concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement Resolution; and (ii) with respect to any Subject Shares that are beneficially owned by the Shareholder but not registered in the name of the Shareholder, the Shareholder shall deliver a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Shares, with a copy to the Purchaser concurrently, instructing that the Shareholder’s Subject Shares be voted at the Company Meeting in favour of the Arrangement Resolution. Such proxy or proxies shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn or modified without the prior written consent of the Purchaser.

(b)	From the date hereof until the termination of this Agreement in accordance with Section 4.1, subject to Section 4.5, the Shareholder will not, and will ensure that its affiliates do not, directly or indirectly, through any officer, director, employee, representative or agent or otherwise:

(i)	solicit proxies or become a participant in a solicitation in opposition to or competition with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(ii)	assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iii)	act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iv)	knowingly solicit, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding regarding any Acquisition Proposal; or

(vi)	encourage any effort or attempt by any other Person to do or seek to do any of the foregoing.

(c)	The Shareholder will, and will cause each of its affiliates and will instruct each of its representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser or an affiliate thereof) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal.

(d)	The Shareholder hereby consents to:

(i)	details of this Agreement being set out in any press release, information circular, including the Company Circular, and court documents produced by the Company, the Purchaser or any of their respective affiliates in connection with the Arrangement in accordance with the provisions of the Arrangement Agreement; and

(ii)	this Agreement being made publicly available, by filing on the SEDAR operated on behalf of the Securities Authorities.

(e)	Except as required by applicable law or stock exchange requirements, the Shareholder will not, and will ensure that their affiliates and representatives do not, make any public announcement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Purchaser, which approval shall not be unreasonably withheld.

3.2	Alternative Transaction.

In the event that, in lieu of the Arrangement, the Purchaser seeks to complete the acquisition of the Company Shares other than as contemplated by the Arrangement Agreement on a basis that (a) provides for economic terms which, in relation to the Shareholder, on an after-tax basis, are at least equivalent to or better than those contemplated by the Arrangement Agreement taking into account the Intended Tax Treatment, (b) would not likely result in a delay or time to completion beyond the Voting Support Outside Date, and (c) is otherwise on terms and conditions not materially more onerous on the Shareholder than the Arrangement (including any take-over bid) any such transaction, an “Alternative Transaction”), then during the term of this Agreement the Shareholder may, on its own accord, and shall, upon written request of the Purchaser, support the completion of such Alternative Transaction in the same manner as the Arrangement in accordance with the terms and conditions of this Agreement mutatis mutandis, including by (A) depositing or causing the deposit of its Subject Shares (including any Company Shares issued or issuable upon the exercise, conversion or vesting, as applicable, of any Company Options, Company Compensation Options or Company RSUs) into an Alternative Transaction conducted by way of a take-over bid made by the Purchaser or an affiliate of Purchaser and not withdrawing them; and/or (B) voting or causing to be voted all of the Subject Shares (to the extent that they carry the right to vote) in favour of, and not dissenting from, such Alternative Transaction proposed by the Purchaser, provided however that the Shareholder shall not be required to exercise, convert or exchange any Subject Shares (other than Company Shares) in connection with an Alternative Transaction.

Article 4
GENERAL

4.1	Termination.

This Agreement will terminate and be of no further force or effect upon the earliest to occur of:

(a)	the mutual agreement in writing of the Shareholder and the Purchaser;

(b)	the date, if any, that the Arrangement Agreement is terminated in accordance with its terms;

(c)	the Effective Time; and

(d)	the Voting Support Outside Date.

4.2	Time of the Essence.

Time is of the essence in this Agreement.

4.3	Effect of Termination.

If this Agreement is terminated in accordance with the provisions of Section 4.1, no Party will have any further liability to perform its obligations under this Agreement, and provided that neither the termination of this Agreement nor anything contained in Section 4.1 will relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

4.4	Equitable Relief.

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

4.5	Capacity and Fiduciary Duty.

The Purchaser agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its affiliates or their directors, officers, shareholders, employees or agents in his or her capacity as a director or officer of the Company or any of its Subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any Party from properly fulfilling his or her fiduciary duties as a director or officer of the Company or any of its Subsidiaries and nothing in this Agreement shall prevent a Shareholder who is a member of the board of directors or an officer of the Company from engaging, in such Shareholder’s capacity as a director or officer of the Company or any of its Subsidiaries, in discussion or negotiations with a Person in response to any bona fide Acquisition Proposal in accordance with the terms of the Arrangement Agreement, including taking any action in respect of the Arrangement or any Acquisition Proposal, including engaging in discussion or negotiations with a Person in response to an Acquisition Proposal pursuant to the terms of the Arrangement Agreement.

4.6	Control

If any of the Subject Shares are held through a nominee, corporation, trust or other legal entity, including but not limited to a broker or other financial intermediary, over which the Shareholder has control as defined in the legislation governing the ownership of the property of such nominee, corporation, trust or other legal entity (either alone or in conjunction with any other Person), the Shareholder will vote or will cause to be voted such Subject Shares and exercise its power and authority to ensure that this Agreement is complied with by such nominee, corporation, trust or other legal entity.

4.7	Waiver; Amendment.

Each Party agrees and confirms that any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all of the Parties or in the case of a waiver, by the Party against whom the waiver is to be effective. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right. No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar).

4.8	Entire Agreement.

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the Parties with respect thereto.

4.9	Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement (each a “Notice”) (must be in writing, sent by personal delivery, courier or electronic mail and addressed:

(a)	to the Purchaser at:

Canopy Growth Corporation
1 Hershey Drive
Smith Falls, ON K7A 0A8

Attention:       Bruce Linton

Email:               [Redacted]

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

2100 Scotia Plaza, 40 King Street West

Toronto, ON M5H 3C2

Attention:       Jonathan Sherman

Email:               jsherman@casselsbrock.com

(b)	to the Shareholder, at the address set out in the Shareholder’s signature page attached to this Agreement.

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or electronic mail, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day or (ii) if sent by overnight courier, on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

4.10	Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.11	Successors and Assigns.

The provisions of this Agreement will be binding upon and enure to the benefit of the parties hereto and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Party hereto, provided that the Purchaser may assign all or part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, any of its affiliates, provided that if such assignment and/or assumption takes place, the Purchaser shall continue to be liable joint and severally with such affiliate for all of its obligations hereunder.

4.12	Independent Legal Advice.

Each of the Parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

4.13	Further Assurances.

The Parties hereto will, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party will provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time.

4.14	Expenses

Each of the Parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

4.15	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

4.16	Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank.]

IN WITNESS OF WHICH the Parties have executed this Agreement as at the date first above written.

CANOPY GROWTH CORPORATION

Per:	(signed) “Bruce Linton”
Authorized Signing Officer
I have authority to bind the company.

IN WITNESS OF WHICH the Parties have executed this Agreement as at the date first above written.

(signed) “Robert Daino”
Robert Daino

Harris Damashek

(Print Name of Shareholder)

United States of America

(Place of Residency)

Robert Daino, Chief Operating Officer

(Print Name and Title)

Address:	[Redacted]

Telephone:	[Redacted]

Email:	[Redacted]

(Number of Company Subordinate Voting Shares Held)

(Number of Company Proportionate Voting Shares Held)

(Number of Company Multiple Voting Shares Held)

(Number of High Street Units Held)

240,000
(Number of Company Options Held)

600,000
(Number of Company RSUs Held)

VOTING SUPPORT AGREEMENT

THIS AGREEMENT is made as of April 18, 2019

AMONG:

Harris Damashek (the “Shareholder”)

- and -

Canopy Growth Corporation, a corporation existing under the laws of Canada (the “Purchaser”)

RECITALS:

WHEREAS, in connection with an arrangement agreement between the Purchaser and Acreage Holdings, Inc. (the “Company”) dated the date hereof (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Arrangement Agreement”), the Company proposes to, among other things, amend the terms of the subordinate voting shares (the “Company Subordinate Voting Shares”), proportionate voting shares (the “Company Proportionate Voting Shares”) and multiple voting shares (the “Company Multiple Voting Shares” and together with the Company Subordinate Voting Shares and the Company Proportionate Voting Shares, the “Company Shares”) in the capital of the Company;

AND WHEREAS, it is contemplated that the proposed transaction will be effected pursuant to a statutory plan of arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia);

AND WHEREAS pursuant to the Arrangement, upon the Effective Date, the Purchaser will be granted, and following the Effective Date will deemed to have been granted, the Purchaser Call Option, pursuant to which the Purchaser may acquire all of the issued and outstanding Company Shares, subject to and in accordance with the terms and conditions of the Purchaser Call Option and the Plan of Arrangement;

AND WHEREAS, the Shareholder is the beneficial owner, directly or indirectly, of the Subject Shares listed on the Shareholder’s signature page attached to this Agreement;

AND WHEREAS, this Agreement sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Shares and the other restrictions and covenants set forth herein;

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1	Definitions.

Unless indicated otherwise, where used in this Agreement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms have corresponding means), including the recitals:

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving the Company and/or one or more of its wholly-owned Subsidiaries, any: (a) offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser (or any affiliate of the Purchaser) after the date of the Arrangement Agreement relating to: (i) any sale or disposition (or any alliance, joint venture, lease, long-term supply agreement or other arrangement having the same economic effect as the foregoing), direct or indirect, in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets of the Company, or contributing 20% or more of the consolidated revenue of the Company, in each case based on the financial statements of the Company most recently filed prior to such time as part of the Company Filings, or of 20% or more of the issued and outstanding voting or equity securities of the Company on a Converted Basis (or rights or interests in such voting or equity securities); (ii) any direct or indirect take-over bid, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities of the Company (including securities convertible or exercisable or exchangeable for voting, equity or other securities of the Company or any of its Subsidiaries); (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Company or any of its Subsidiaries (except that this clause (iii) shall in no way preclude or restrict the Company from incorporating a Subsidiary which may be party to a merger under which such newly incorporated Subsidiary will acquire a corporation or a limited liability company in exchange for the issue by the Company of Company Shares or by High Street of High Street Units) if such acquisitions are otherwise permitted hereunder; or (iv) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries; (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing; (c) modification or proposed modification of any such proposal, inquiry, expression or indication of interest, in each case excluding the Arrangement and the other transactions contemplated by the Arrangement Agreement; or (d) any transaction or agreement which would reasonably be expected to materially impede or delay the completion of the Arrangement;

“affiliate” of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, in each case, whether directly or indirectly, and “control” and any derivation thereof means the holding of voting securities of another entity sufficient to elect a majority of the board of directors (or the equivalent) of such entity;

“Agreement” means this voting support agreement dated as of the date hereof between the Shareholder and the Purchaser, as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Arrangement” has the meaning ascribed thereto in the recitals hereof;

“Arrangement Agreement” has the meaning ascribed thereto in the recitals hereof;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are generally closed for business in Toronto, Ontario or Vancouver British Columbia or New York, New York, as the context requires;

“Company” has the meaning ascribed thereto in the recitals hereof;

“Company Filings” means all documents publicly filed under the profile of the Company on SEDAR since September 21, 2018;

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement;

“Company Proportionate Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Shareholders” means the registered or beneficial holders of the Company Shares, as the context requires;

“Company Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Subordinate Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Multiple Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Effective Date” means the date the Arrangement Filings are filed with the Registrar in accordance with the terms of the Arrangement Agreement;

“Effective Time” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Effective Time Outside Date” means December 31, 2019 or such later date as may be agreed in writing by the Parties;

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange;

“Notice” has the meaning ascribed thereto in Section 4.7;

“Parties” means the Shareholder and the Purchaser and “Party” means any one of them;

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“Purchaser” has the meaning ascribed thereto in the preamble hereof;

“Securities Authority” means all applicable securities regulatory authorities, including the applicable securities commissions or similar regulatory authorities in each of the provinces of Canada;

“SEDAR” means the System for Electronic Document Analysis Retrieval.

“Shareholder” has the meaning ascribed thereto in the preamble hereof;

“Subject Shares” means the Company Shares and other securities listed on the Shareholder’s signature page attached to this Agreement and any Company Shares acquired by the Shareholder or any of its affiliates subsequent to the date hereof, and includes all securities which such Subject Shares may be converted into, exchanged for or otherwise changed into;

“Subsidiary” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions as in effect on the date of the Arrangement Agreement; and

“Voting Support Outside Date” means June 28, 2019.

1.2	Gender and Number.

Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

1.3	Currency.

All references to dollars or to “$” are references to United States dollars.

1.4	Headings.

The division of this Agreement into Articles, Sections and Schedules and the insertion of the recitals and headings are for convenient reference only and do not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made, as applicable.

1.5	Date for any Action.

A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto Time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. (Toronto Time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding Business Day.

1.6	Governing Law.

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Article 2
REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of the Shareholder.

The Shareholder represents and warrants to the Purchaser (and acknowledges that the Purchaser is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that:

(a)	The Shareholder, if the Shareholder is not a natural person, is a corporation or other entity validly existing under the laws of the jurisdiction of its existence.

(b)	The Shareholder, if the Shareholder is not a natural person, has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms, subject only to any limitation under bankruptcy, insolvency or other applicable laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)	The Shareholder, directly or indirectly, exercises control or direction over all of the Subject Shares set forth the Shareholder’s signature page attached to this Agreement. Other than the Subject Shares, neither the Shareholder nor any of its affiliates, beneficially own, directly or indirectly, or exercise control or direction over any additional securities, or any securities convertible or exchangeable into any additional securities, of the Company or any of its affiliates.

(d)	As at the date hereof, the Shareholder is, and immediately prior to the Effective Time the Shareholder will be, directly or indirectly, the sole beneficial owner of the Subject Shares, with good and marketable title thereto, free and clear of all Liens.

(e)	The Shareholder has the sole right to sell and vote or direct the sale and voting of the Subject Shares.

(f)	No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Shares or any interest therein or right thereto, except the Purchaser pursuant to this Agreement or the Arrangement Agreement.

(g)	No material consent, approval, order or authorization of, or declaration or filing with, any Person is required to be obtained by the Shareholder in connection with the execution and delivery of this Agreement by the Shareholder and the performance by the Shareholder of the Shareholder’s obligations under this Agreement, other than those that are contemplated by the Arrangement Agreement.

(h)	None of the Subject Shares are subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of the Company’s securityholders or give consents or approvals of any kind, except this Agreement or as contemplated by the Arrangement Agreement.

(i)	None of the execution and delivery by the Shareholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Shareholder with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Shareholder (if the Shareholder is not a natural person); (ii) any contract to which the Shareholder is a party or by which the Shareholder is bound; (iii) any judgment, decree, order or award of any Governmental Entity applicable to the Shareholder; or (iv) any law applicable to the Shareholder, except in each case as would not reasonably be expected, individually or in the aggregate, to materially impair the ability of the Shareholder to perform its obligations hereunder.

2.2	Representations and Warranties of the Purchaser.

The Purchaser represents and warrants to the Shareholder (and acknowledges that the Shareholder is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that:

(a)	The Purchaser is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the Arrangement Agreement. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other applicable laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(b)	None of the execution and delivery by the Purchaser of this Agreement or the compliance by the Purchaser with the Purchaser’s obligations hereunder or the Purchaser’s completion of the transactions contemplated herein and in the Arrangement Agreement will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Purchaser; (ii) any contract to which the Purchaser is a party or by which the Purchaser is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any applicable law.

(c)	No material consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by the Purchaser in connection with the execution and delivery of this Agreement and the performance by it of its obligations under this Agreement, other than those which are contemplated by the Arrangement Agreement.

Article 3
COVENANTS

3.1	Covenants of the Shareholder.

(a)	The Shareholder hereby covenants and agrees in favour of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Section 4.1, except as permitted by this Agreement:

(i)	at any meeting of securityholders of the Company called to vote upon the Arrangement Resolution or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Resolution or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Shares (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Shares (which have a right to vote at such meeting) in favour of the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement;

(ii)	at any meeting of securityholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the securityholders of the Company is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its Subject Shares (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Shares (which have a right to vote at such meeting) against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement (the “Prohibited Matters”);

(iii)	the Shareholder shall revoke any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;

(iv)	the Shareholder agrees not to directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of its Subject Shares to any Person, other than pursuant to the Arrangement Agreement, or (ii) grant any proxies or power of attorney, deposit any of its Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Shares, other than pursuant to this Agreement;

(v)	the Shareholder shall as a holder of Subject Shares cooperate with the Company and the Purchaser to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement and to oppose any of the Prohibited Matters;

(vi)	the Shareholder shall not exercise any rights of appraisal or rights of dissent, as applicable, from the Arrangement or the transactions contemplated by the Arrangement Agreement that the Shareholder may have; and

(vii)	without limiting the generality of Section 4.13, no later than five Business Days prior to the date of the Company Meeting: (i) with respect to any Subject Shares that are registered in the name of the Shareholder, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular and with a copy to the Purchaser concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement Resolution; and (ii) with respect to any Subject Shares that are beneficially owned by the Shareholder but not registered in the name of the Shareholder, the Shareholder shall deliver a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Shares, with a copy to the Purchaser concurrently, instructing that the Shareholder’s Subject Shares be voted at the Company Meeting in favour of the Arrangement Resolution. Such proxy or proxies shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn or modified without the prior written consent of the Purchaser.

(b)	From the date hereof until the termination of this Agreement in accordance with Section 4.1, subject to Section 4.5, the Shareholder will not, and will ensure that its affiliates do not, directly or indirectly, through any officer, director, employee, representative or agent or otherwise:

(i)	solicit proxies or become a participant in a solicitation in opposition to or competition with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(ii)	assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iii)	act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iv)	knowingly solicit, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding regarding any Acquisition Proposal; or

(vi)	encourage any effort or attempt by any other Person to do or seek to do any of the foregoing.

(c)	The Shareholder will, and will cause each of its affiliates and will instruct each of its representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser or an affiliate thereof) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal.

(d)	The Shareholder hereby consents to:

(i)	details of this Agreement being set out in any press release, information circular, including the Company Circular, and court documents produced by the Company, the Purchaser or any of their respective affiliates in connection with the Arrangement in accordance with the provisions of the Arrangement Agreement; and

(ii)	this Agreement being made publicly available, by filing on the SEDAR operated on behalf of the Securities Authorities.

(e)	Except as required by applicable law or stock exchange requirements, the Shareholder will not, and will ensure that their affiliates and representatives do not, make any public announcement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Purchaser, which approval shall not be unreasonably withheld.

3.2	Alternative Transaction.

In the event that, in lieu of the Arrangement, the Purchaser seeks to complete the acquisition of the Company Shares other than as contemplated by the Arrangement Agreement on a basis that (a) provides for economic terms which, in relation to the Shareholder, on an after-tax basis, are at least equivalent to or better than those contemplated by the Arrangement Agreement taking into account the Intended Tax Treatment, (b) would not likely result in a delay or time to completion beyond the Voting Support Outside Date, and (c) is otherwise on terms and conditions not materially more onerous on the Shareholder than the Arrangement (including any take-over bid) any such transaction, an “Alternative Transaction”), then during the term of this Agreement the Shareholder may, on its own accord, and shall, upon written request of the Purchaser, support the completion of such Alternative Transaction in the same manner as the Arrangement in accordance with the terms and conditions of this Agreement mutatis mutandis, including by (A) depositing or causing the deposit of its Subject Shares (including any Company Shares issued or issuable upon the exercise, conversion or vesting, as applicable, of any Company Options, Company Compensation Options or Company RSUs) into an Alternative Transaction conducted by way of a take-over bid made by the Purchaser or an affiliate of Purchaser and not withdrawing them; and/or (B) voting or causing to be voted all of the Subject Shares (to the extent that they carry the right to vote) in favour of, and not dissenting from, such Alternative Transaction proposed by the Purchaser, provided however that the Shareholder shall not be required to exercise, convert or exchange any Subject Shares (other than Company Shares) in connection with an Alternative Transaction.

Article 4
GENERAL

4.1	Termination.

This Agreement will terminate and be of no further force or effect upon the earliest to occur of:

(a)	the mutual agreement in writing of the Shareholder and the Purchaser;

(b)	the date, if any, that the Arrangement Agreement is terminated in accordance with its terms;

(c)	the Effective Time; and

(d)	the Voting Support Outside Date.

4.2	Time of the Essence.

Time is of the essence in this Agreement.

4.3	Effect of Termination.

If this Agreement is terminated in accordance with the provisions of Section 4.1, no Party will have any further liability to perform its obligations under this Agreement, and provided that neither the termination of this Agreement nor anything contained in Section 4.1 will relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

4.4	Equitable Relief.

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

4.5	Capacity and Fiduciary Duty.

The Purchaser agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its affiliates or their directors, officers, shareholders, employees or agents in his or her capacity as a director or officer of the Company or any of its Subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any Party from properly fulfilling his or her fiduciary duties as a director or officer of the Company or any of its Subsidiaries and nothing in this Agreement shall prevent a Shareholder who is a member of the board of directors or an officer of the Company from engaging, in such Shareholder’s capacity as a director or officer of the Company or any of its Subsidiaries, in discussion or negotiations with a Person in response to any bona fide Acquisition Proposal in accordance with the terms of the Arrangement Agreement, including taking any action in respect of the Arrangement or any Acquisition Proposal, including engaging in discussion or negotiations with a Person in response to an Acquisition Proposal pursuant to the terms of the Arrangement Agreement.

4.6	Control

If any of the Subject Shares are held through a nominee, corporation, trust or other legal entity, including but not limited to a broker or other financial intermediary, over which the Shareholder has control as defined in the legislation governing the ownership of the property of such nominee, corporation, trust or other legal entity (either alone or in conjunction with any other Person), the Shareholder will vote or will cause to be voted such Subject Shares and exercise its power and authority to ensure that this Agreement is complied with by such nominee, corporation, trust or other legal entity.

4.7	Waiver; Amendment.

Each Party agrees and confirms that any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all of the Parties or in the case of a waiver, by the Party against whom the waiver is to be effective. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right. No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar).

4.8	Entire Agreement.

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the Parties with respect thereto.

4.9	Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement (each a “Notice”) (must be in writing, sent by personal delivery, courier or electronic mail and addressed:

(a)	to the Purchaser at:

Canopy Growth Corporation
1 Hershey Drive
Smith Falls, ON K7A 0A8

Attention:	Bruce Linton
Email:	[Redacted]

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza, 40 King Street West
Toronto, ON M5H 3C2

Attention:	Jonathan Sherman
Email:	jsherman@casselsbrock.com

(b)	to the Shareholder, at the address set out in the Shareholder’s signature page attached to this Agreement.

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or electronic mail, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day or (ii) if sent by overnight courier, on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

4.10	Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.11	Successors and Assigns.

The provisions of this Agreement will be binding upon and enure to the benefit of the parties hereto and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Party hereto, provided that the Purchaser may assign all or part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, any of its affiliates, provided that if such assignment and/or assumption takes place, the Purchaser shall continue to be liable joint and severally with such affiliate for all of its obligations hereunder.

4.12	Independent Legal Advice.

Each of the Parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

4.13	Further Assurances.

The Parties hereto will, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party will provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time.

4.14	Expenses

Each of the Parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

4.15	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

4.16	Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank.]

IN WITNESS OF WHICH the Parties have executed this Agreement as at the date first above written.

CANOPY GROWTH CORPORATION

Per:	(signed) “Bruce Linton”
Authorized Signing Officer
I have authority to bind the company.

IN WITNESS OF WHICH the Parties have executed this Agreement as at the date first above written.

(signed) “Harris Damashek”
Harris Damashek

Harris Damashek

(Print Name of Shareholder)

United States of America

(Place of Residency)

Harris Damashek, Chief Marketing Officer

(Print Name and Title)

Address:	[Redacted]

Telephone:	[Redacted]

Email:	[Redacted]

(Number of Company Subordinate Voting Shares Held)

1,209
(Number of Company Proportionate Voting Shares Held)

(Number of Company Multiple Voting Shares Held)

200,000
(Number of High Street Units Held)

240,000
(Number of Company Options Held)

(Number of Company RSUs Held)

VOTING SUPPORT AGREEMENT

THIS AGREEMENT is made as of April 18, 2019

AMONG:

James A. Doherty (the “Shareholder”)

- and -

Canopy Growth Corporation, a corporation existing under the laws of Canada (the “Purchaser”)

RECITALS:

WHEREAS, in connection with an arrangement agreement between the Purchaser and Acreage Holdings, Inc. (the “Company”) dated the date hereof (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Arrangement Agreement”), the Company proposes to, among other things, amend the terms of the subordinate voting shares (the “Company Subordinate Voting Shares”), proportionate voting shares (the “Company Proportionate Voting Shares”) and multiple voting shares (the “Company Multiple Voting Shares” and together with the Company Subordinate Voting Shares and the Company Proportionate Voting Shares, the “Company Shares”) in the capital of the Company;

AND WHEREAS, it is contemplated that the proposed transaction will be effected pursuant to a statutory plan of arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia);

AND WHEREAS pursuant to the Arrangement, upon the Effective Date, the Purchaser will be granted, and following the Effective Date will deemed to have been granted, the Purchaser Call Option, pursuant to which the Purchaser may acquire all of the issued and outstanding Company Shares, subject to and in accordance with the terms and conditions of the Purchaser Call Option and the Plan of Arrangement;

AND WHEREAS, the Shareholder is the beneficial owner, directly or indirectly, of the Subject Shares listed on the Shareholder’s signature page attached to this Agreement;

AND WHEREAS, this Agreement sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Shares and the other restrictions and covenants set forth herein;

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1	Definitions.

Unless indicated otherwise, where used in this Agreement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms have corresponding means), including the recitals:

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving the Company and/or one or more of its wholly-owned Subsidiaries, any: (a) offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser (or any affiliate of the Purchaser) after the date of the Arrangement Agreement relating to: (i) any sale or disposition (or any alliance, joint venture, lease, long-term supply agreement or other arrangement having the same economic effect as the foregoing), direct or indirect, in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets of the Company, or contributing 20% or more of the consolidated revenue of the Company, in each case based on the financial statements of the Company most recently filed prior to such time as part of the Company Filings, or of 20% or more of the issued and outstanding voting or equity securities of the Company on a Converted Basis (or rights or interests in such voting or equity securities); (ii) any direct or indirect take-over bid, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities of the Company (including securities convertible or exercisable or exchangeable for voting, equity or other securities of the Company or any of its Subsidiaries); (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Company or any of its Subsidiaries (except that this clause (iii) shall in no way preclude or restrict the Company from incorporating a Subsidiary which may be party to a merger under which such newly incorporated Subsidiary will acquire a corporation or a limited liability company in exchange for the issue by the Company of Company Shares or by High Street of High Street Units) if such acquisitions are otherwise permitted hereunder; or (iv) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries; (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing; (c) modification or proposed modification of any such proposal, inquiry, expression or indication of interest, in each case excluding the Arrangement and the other transactions contemplated by the Arrangement Agreement; or (d) any transaction or agreement which would reasonably be expected to materially impede or delay the completion of the Arrangement;

“affiliate” of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, in each case, whether directly or indirectly, and “control” and any derivation thereof means the holding of voting securities of another entity sufficient to elect a majority of the board of directors (or the equivalent) of such entity;

“Agreement” means this voting support agreement dated as of the date hereof between the Shareholder and the Purchaser, as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Arrangement” has the meaning ascribed thereto in the recitals hereof;

“Arrangement Agreement” has the meaning ascribed thereto in the recitals hereof;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are generally closed for business in Toronto, Ontario or Vancouver British Columbia or New York, New York, as the context requires;

“Company” has the meaning ascribed thereto in the recitals hereof;

“Company Filings” means all documents publicly filed under the profile of the Company on SEDAR since September 21, 2018;

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement;

“Company Proportionate Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Shareholders” means the registered or beneficial holders of the Company Shares, as the context requires;

“Company Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Subordinate Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Multiple Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Effective Date” means the date the Arrangement Filings are filed with the Registrar in accordance with the terms of the Arrangement Agreement;

“Effective Time” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Effective Time Outside Date” means December 31, 2019 or such later date as may be agreed in writing by the Parties;

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange;

“Notice” has the meaning ascribed thereto in Section 4.7;

“Parties” means the Shareholder and the Purchaser and “Party” means any one of them;

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“Purchaser” has the meaning ascribed thereto in the preamble hereof;

“Securities Authority” means all applicable securities regulatory authorities, including the applicable securities commissions or similar regulatory authorities in each of the provinces of Canada;

“SEDAR” means the System for Electronic Document Analysis Retrieval.

“Shareholder” has the meaning ascribed thereto in the preamble hereof;

“Subject Shares” means the Company Shares and other securities listed on the Shareholder’s signature page attached to this Agreement and any Company Shares acquired by the Shareholder or any of its affiliates subsequent to the date hereof, and includes all securities which such Subject Shares may be converted into, exchanged for or otherwise changed into;

“Subsidiary” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions as in effect on the date of the Arrangement Agreement; and

“Voting Support Outside Date” means June 28, 2019.

1.2	Gender and Number.

Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

1.3	Currency.

All references to dollars or to “$” are references to United States dollars.

1.4	Headings.

The division of this Agreement into Articles, Sections and Schedules and the insertion of the recitals and headings are for convenient reference only and do not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made, as applicable.

1.5	Date for any Action.

A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto Time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. (Toronto Time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding Business Day.

1.6	Governing Law.

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Article 2
REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of the Shareholder.

The Shareholder represents and warrants to the Purchaser (and acknowledges that the Purchaser is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that:

(a)	The Shareholder, if the Shareholder is not a natural person, is a corporation or other entity validly existing under the laws of the jurisdiction of its existence.

(b)	The Shareholder, if the Shareholder is not a natural person, has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms, subject only to any limitation under bankruptcy, insolvency or other applicable laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)	The Shareholder, directly or indirectly, exercises control or direction over all of the Subject Shares set forth the Shareholder’s signature page attached to this Agreement. Other than the Subject Shares, neither the Shareholder nor any of its affiliates, beneficially own, directly or indirectly, or exercise control or direction over any additional securities, or any securities convertible or exchangeable into any additional securities, of the Company or any of its affiliates.

(d)	As at the date hereof, the Shareholder is, and immediately prior to the Effective Time the Shareholder will be, directly or indirectly, the sole beneficial owner of the Subject Shares, with good and marketable title thereto, free and clear of all Liens.

(e)	The Shareholder has the sole right to sell and vote or direct the sale and voting of the Subject Shares.

(f)	No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Shares or any interest therein or right thereto, except the Purchaser pursuant to this Agreement or the Arrangement Agreement.

(g)	No material consent, approval, order or authorization of, or declaration or filing with, any Person is required to be obtained by the Shareholder in connection with the execution and delivery of this Agreement by the Shareholder and the performance by the Shareholder of the Shareholder’s obligations under this Agreement, other than those that are contemplated by the Arrangement Agreement.

(h)	None of the Subject Shares are subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of the Company’s securityholders or give consents or approvals of any kind, except this Agreement or as contemplated by the Arrangement Agreement.

(i)	None of the execution and delivery by the Shareholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Shareholder with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Shareholder (if the Shareholder is not a natural person); (ii) any contract to which the Shareholder is a party or by which the Shareholder is bound; (iii) any judgment, decree, order or award of any Governmental Entity applicable to the Shareholder; or (iv) any law applicable to the Shareholder, except in each case as would not reasonably be expected, individually or in the aggregate, to materially impair the ability of the Shareholder to perform its obligations hereunder.

2.2	Representations and Warranties of the Purchaser.

The Purchaser represents and warrants to the Shareholder (and acknowledges that the Shareholder is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that:

(a)	The Purchaser is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the Arrangement Agreement. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other applicable laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(b)	None of the execution and delivery by the Purchaser of this Agreement or the compliance by the Purchaser with the Purchaser’s obligations hereunder or the Purchaser’s completion of the transactions contemplated herein and in the Arrangement Agreement will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Purchaser; (ii) any contract to which the Purchaser is a party or by which the Purchaser is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any applicable law.

(c)	No material consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by the Purchaser in connection with the execution and delivery of this Agreement and the performance by it of its obligations under this Agreement, other than those which are contemplated by the Arrangement Agreement.

Article 3
COVENANTS

3.1	Covenants of the Shareholder.

(a)	The Shareholder hereby covenants and agrees in favour of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Section 4.1, except as permitted by this Agreement:

(i)	at any meeting of securityholders of the Company called to vote upon the Arrangement Resolution or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Resolution or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Shares (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Shares (which have a right to vote at such meeting) in favour of the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement;

(ii)	at any meeting of securityholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the securityholders of the Company is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its Subject Shares (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Shares (which have a right to vote at such meeting) against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement (the “Prohibited Matters”);

(iii)	the Shareholder shall revoke any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;

(iv)	the Shareholder agrees not to directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of its Subject Shares to any Person, other than pursuant to the Arrangement Agreement, or (ii) grant any proxies or power of attorney, deposit any of its Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Shares, other than pursuant to this Agreement;

(v)	the Shareholder shall as a holder of Subject Shares cooperate with the Company and the Purchaser to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement and to oppose any of the Prohibited Matters;

(vi)	the Shareholder shall not exercise any rights of appraisal or rights of dissent, as applicable, from the Arrangement or the transactions contemplated by the Arrangement Agreement that the Shareholder may have; and

(vii)	without limiting the generality of Section 4.13, no later than five Business Days prior to the date of the Company Meeting: (i) with respect to any Subject Shares that are registered in the name of the Shareholder, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular and with a copy to the Purchaser concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement Resolution; and (ii) with respect to any Subject Shares that are beneficially owned by the Shareholder but not registered in the name of the Shareholder, the Shareholder shall deliver a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Shares, with a copy to the Purchaser concurrently, instructing that the Shareholder’s Subject Shares be voted at the Company Meeting in favour of the Arrangement Resolution. Such proxy or proxies shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn or modified without the prior written consent of the Purchaser.

(b)	From the date hereof until the termination of this Agreement in accordance with Section 4.1, subject to Section 4.5, the Shareholder will not, and will ensure that its affiliates do not, directly or indirectly, through any officer, director, employee, representative or agent or otherwise:

(i)	solicit proxies or become a participant in a solicitation in opposition to or competition with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(ii)	assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iii)	act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iv)	knowingly solicit, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding regarding any Acquisition Proposal; or

(vi)	encourage any effort or attempt by any other Person to do or seek to do any of the foregoing.

(c)	The Shareholder will, and will cause each of its affiliates and will instruct each of its representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser or an affiliate thereof) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal.

(d)	The Shareholder hereby consents to:

(i)	details of this Agreement being set out in any press release, information circular, including the Company Circular, and court documents produced by the Company, the Purchaser or any of their respective affiliates in connection with the Arrangement in accordance with the provisions of the Arrangement Agreement; and

(ii)	this Agreement being made publicly available, by filing on the SEDAR operated on behalf of the Securities Authorities.

(e)	Except as required by applicable law or stock exchange requirements, the Shareholder will not, and will ensure that their affiliates and representatives do not, make any public announcement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Purchaser, which approval shall not be unreasonably withheld.

3.2	Alternative Transaction.

In the event that, in lieu of the Arrangement, the Purchaser seeks to complete the acquisition of the Company Shares other than as contemplated by the Arrangement Agreement on a basis that (a) provides for economic terms which, in relation to the Shareholder, on an after-tax basis, are at least equivalent to or better than those contemplated by the Arrangement Agreement taking into account the Intended Tax Treatment, (b) would not likely result in a delay or time to completion beyond the Voting Support Outside Date, and (c) is otherwise on terms and conditions not materially more onerous on the Shareholder than the Arrangement (including any take-over bid) any such transaction, an “Alternative Transaction”), then during the term of this Agreement the Shareholder may, on its own accord, and shall, upon written request of the Purchaser, support the completion of such Alternative Transaction in the same manner as the Arrangement in accordance with the terms and conditions of this Agreement mutatis mutandis, including by (A) depositing or causing the deposit of its Subject Shares (including any Company Shares issued or issuable upon the exercise, conversion or vesting, as applicable, of any Company Options, Company Compensation Options or Company RSUs) into an Alternative Transaction conducted by way of a take-over bid made by the Purchaser or an affiliate of Purchaser and not withdrawing them; and/or (B) voting or causing to be voted all of the Subject Shares (to the extent that they carry the right to vote) in favour of, and not dissenting from, such Alternative Transaction proposed by the Purchaser, provided however that the Shareholder shall not be required to exercise, convert or exchange any Subject Shares (other than Company Shares) in connection with an Alternative Transaction.

Article 4
GENERAL

4.1	Termination.

This Agreement will terminate and be of no further force or effect upon the earliest to occur of:

(a)	the mutual agreement in writing of the Shareholder and the Purchaser;

(b)	the date, if any, that the Arrangement Agreement is terminated in accordance with its terms;

(c)	the Effective Time; and

(d)	the Voting Support Outside Date.

4.2	Time of the Essence.

Time is of the essence in this Agreement.

4.3	Effect of Termination.

If this Agreement is terminated in accordance with the provisions of Section 4.1, no Party will have any further liability to perform its obligations under this Agreement, and provided that neither the termination of this Agreement nor anything contained in Section 4.1 will relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

4.4	Equitable Relief.

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

4.5	Capacity and Fiduciary Duty.

The Purchaser agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its affiliates or their directors, officers, shareholders, employees or agents in his or her capacity as a director or officer of the Company or any of its Subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any Party from properly fulfilling his or her fiduciary duties as a director or officer of the Company or any of its Subsidiaries and nothing in this Agreement shall prevent a Shareholder who is a member of the board of directors or an officer of the Company from engaging, in such Shareholder’s capacity as a director or officer of the Company or any of its Subsidiaries, in discussion or negotiations with a Person in response to any bona fide Acquisition Proposal in accordance with the terms of the Arrangement Agreement, including taking any action in respect of the Arrangement or any Acquisition Proposal, including engaging in discussion or negotiations with a Person in response to an Acquisition Proposal pursuant to the terms of the Arrangement Agreement.

4.6	Control

If any of the Subject Shares are held through a nominee, corporation, trust or other legal entity, including but not limited to a broker or other financial intermediary, over which the Shareholder has control as defined in the legislation governing the ownership of the property of such nominee, corporation, trust or other legal entity (either alone or in conjunction with any other Person), the Shareholder will vote or will cause to be voted such Subject Shares and exercise its power and authority to ensure that this Agreement is complied with by such nominee, corporation, trust or other legal entity.

4.7	Waiver; Amendment.

Each Party agrees and confirms that any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all of the Parties or in the case of a waiver, by the Party against whom the waiver is to be effective. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right. No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar).

4.8	Entire Agreement.

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the Parties with respect thereto.

4.9	Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement (each a “Notice”) (must be in writing, sent by personal delivery, courier or electronic mail and addressed:

(a)	to the Purchaser at:

Canopy Growth Corporation
1 Hershey Drive
Smith Falls, ON K7A 0A8

Attention: Bruce Linton
Email: [Redacted]

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza, 40 King Street West
Toronto, ON M5H 3C2

Attention: Jonathan Sherman
Email: jsherman@casselsbrock.com

(b)	to the Shareholder, at the address set out in the Shareholder’s signature page attached to this Agreement.

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or electronic mail, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day or (ii) if sent by overnight courier, on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

4.10	Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.11	Successors and Assigns.

The provisions of this Agreement will be binding upon and enure to the benefit of the parties hereto and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Party hereto, provided that the Purchaser may assign all or part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, any of its affiliates, provided that if such assignment and/or assumption takes place, the Purchaser shall continue to be liable joint and severally with such affiliate for all of its obligations hereunder.

4.12	Independent Legal Advice.

Each of the Parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

4.13	Further Assurances.

The Parties hereto will, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party will provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time.

4.14	Expenses

Each of the Parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

4.15	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

4.16	Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank.]

IN WITNESS OF WHICH the Parties have executed this Agreement as at the date first above written.

CANOPY GROWTH CORPORATION

Per:	(signed) “Bruce Linton”
Authorized Signing Officer
I have authority to bind the company.

IN WITNESS OF WHICH the Parties have executed this Agreement as at the date first above written.

(signed) “James A. Doherty”
James A. Doherty

James A. Doherty

(Print Name of Shareholder)

United States of America

(Place of Residency)

James A. Doherty, General Counsel

(Print Name and Title)

Address:	[Redacted]

Telephone:	[Redacted]

Email:	[Redacted]

15,900
(Number of Company Subordinate Voting Shares Held)

(Number of Company Proportionate Voting Shares Held)

(Number of Company Multiple Voting Shares Held)

250,000
(Number of High Street Units Held)

240,000
(Number of Company Options Held)

80,000
(Number of Company RSUs Held)

VOTING SUPPORT AGREEMENT

THIS AGREEMENT is made as of April 18, 2019

AMONG:

Glen Leibowitz (the “Shareholder”)

- and -

Canopy Growth Corporation, a corporation existing under the laws of Canada (the “Purchaser”)

RECITALS:

WHEREAS, in connection with an arrangement agreement between the Purchaser and Acreage Holdings, Inc. (the “Company”) dated the date hereof (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Arrangement Agreement”), the Company proposes to, among other things, amend the terms of the subordinate voting shares (the “Company Subordinate Voting Shares”), proportionate voting shares (the “Company Proportionate Voting Shares”) and multiple voting shares (the “Company Multiple Voting Shares” and together with the Company Subordinate Voting Shares and the Company Proportionate Voting Shares, the “Company Shares”) in the capital of the Company;

AND WHEREAS, it is contemplated that the proposed transaction will be effected pursuant to a statutory plan of arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia);

AND WHEREAS pursuant to the Arrangement, upon the Effective Date, the Purchaser will be granted, and following the Effective Date will deemed to have been granted, the Purchaser Call Option, pursuant to which the Purchaser may acquire all of the issued and outstanding Company Shares, subject to and in accordance with the terms and conditions of the Purchaser Call Option and the Plan of Arrangement;

AND WHEREAS, the Shareholder is the beneficial owner, directly or indirectly, of the Subject Shares listed on the Shareholder’s signature page attached to this Agreement;

AND WHEREAS, this Agreement sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Shares and the other restrictions and covenants set forth herein;

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1	Definitions.

Unless indicated otherwise, where used in this Agreement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms have corresponding means), including the recitals:

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving the Company and/or one or more of its wholly-owned Subsidiaries, any: (a) offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser (or any affiliate of the Purchaser) after the date of the Arrangement Agreement relating to: (i) any sale or disposition (or any alliance, joint venture, lease, long-term supply agreement or other arrangement having the same economic effect as the foregoing), direct or indirect, in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets of the Company, or contributing 20% or more of the consolidated revenue of the Company, in each case based on the financial statements of the Company most recently filed prior to such time as part of the Company Filings, or of 20% or more of the issued and outstanding voting or equity securities of the Company on a Converted Basis (or rights or interests in such voting or equity securities); (ii) any direct or indirect take-over bid, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities of the Company (including securities convertible or exercisable or exchangeable for voting, equity or other securities of the Company or any of its Subsidiaries); (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Company or any of its Subsidiaries (except that this clause (iii) shall in no way preclude or restrict the Company from incorporating a Subsidiary which may be party to a merger under which such newly incorporated Subsidiary will acquire a corporation or a limited liability company in exchange for the issue by the Company of Company Shares or by High Street of High Street Units) if such acquisitions are otherwise permitted hereunder; or (iv) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries; (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing; (c) modification or proposed modification of any such proposal, inquiry, expression or indication of interest, in each case excluding the Arrangement and the other transactions contemplated by the Arrangement Agreement; or (d) any transaction or agreement which would reasonably be expected to materially impede or delay the completion of the Arrangement;

“affiliate” of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, in each case, whether directly or indirectly, and “control” and any derivation thereof means the holding of voting securities of another entity sufficient to elect a majority of the board of directors (or the equivalent) of such entity;

“Agreement” means this voting support agreement dated as of the date hereof between the Shareholder and the Purchaser, as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Arrangement” has the meaning ascribed thereto in the recitals hereof;

“Arrangement Agreement” has the meaning ascribed thereto in the recitals hereof;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are generally closed for business in Toronto, Ontario or Vancouver British Columbia or New York, New York, as the context requires;

“Company” has the meaning ascribed thereto in the recitals hereof;

“Company Filings” means all documents publicly filed under the profile of the Company on SEDAR since September 21, 2018;

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement;

“Company Proportionate Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Shareholders” means the registered or beneficial holders of the Company Shares, as the context requires;

“Company Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Subordinate Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Multiple Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Effective Date” means the date the Arrangement Filings are filed with the Registrar in accordance with the terms of the Arrangement Agreement;

“Effective Time” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Effective Time Outside Date” means December 31, 2019 or such later date as may be agreed in writing by the Parties;

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange;

“Notice” has the meaning ascribed thereto in Section 4.7;

“Parties” means the Shareholder and the Purchaser and “Party” means any one of them;

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“Purchaser” has the meaning ascribed thereto in the preamble hereof;

“Securities Authority” means all applicable securities regulatory authorities, including the applicable securities commissions or similar regulatory authorities in each of the provinces of Canada;

“SEDAR” means the System for Electronic Document Analysis Retrieval.

“Shareholder” has the meaning ascribed thereto in the preamble hereof;

“Subject Shares” means the Company Shares and other securities listed on the Shareholder’s signature page attached to this Agreement and any Company Shares acquired by the Shareholder or any of its affiliates subsequent to the date hereof, and includes all securities which such Subject Shares may be converted into, exchanged for or otherwise changed into;

“Subsidiary” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions as in effect on the date of the Arrangement Agreement; and

“Voting Support Outside Date” means June 28, 2019.

1.2	Gender and Number.

Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

1.3	Currency.

All references to dollars or to “$” are references to United States dollars.

1.4	Headings.

The division of this Agreement into Articles, Sections and Schedules and the insertion of the recitals and headings are for convenient reference only and do not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made, as applicable.

1.5	Date for any Action.

A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto Time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. (Toronto Time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding Business Day.

1.6	Governing Law.

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Article 2
REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of the Shareholder.

The Shareholder represents and warrants to the Purchaser (and acknowledges that the Purchaser is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that:

(a)	The Shareholder, if the Shareholder is not a natural person, is a corporation or other entity validly existing under the laws of the jurisdiction of its existence.

(b)	The Shareholder, if the Shareholder is not a natural person, has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms, subject only to any limitation under bankruptcy, insolvency or other applicable laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)	The Shareholder, directly or indirectly, exercises control or direction over all of the Subject Shares set forth the Shareholder’s signature page attached to this Agreement. Other than the Subject Shares, neither the Shareholder nor any of its affiliates, beneficially own, directly or indirectly, or exercise control or direction over any additional securities, or any securities convertible or exchangeable into any additional securities, of the Company or any of its affiliates.

(d)	As at the date hereof, the Shareholder is, and immediately prior to the Effective Time the Shareholder will be, directly or indirectly, the sole beneficial owner of the Subject Shares, with good and marketable title thereto, free and clear of all Liens.

(e)	The Shareholder has the sole right to sell and vote or direct the sale and voting of the Subject Shares.

(f)	No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Shares or any interest therein or right thereto, except the Purchaser pursuant to this Agreement or the Arrangement Agreement.

(g)	No material consent, approval, order or authorization of, or declaration or filing with, any Person is required to be obtained by the Shareholder in connection with the execution and delivery of this Agreement by the Shareholder and the performance by the Shareholder of the Shareholder’s obligations under this Agreement, other than those that are contemplated by the Arrangement Agreement.

(h)	None of the Subject Shares are subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of the Company’s securityholders or give consents or approvals of any kind, except this Agreement or as contemplated by the Arrangement Agreement.

(i)	None of the execution and delivery by the Shareholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Shareholder with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Shareholder (if the Shareholder is not a natural person); (ii) any contract to which the Shareholder is a party or by which the Shareholder is bound; (iii) any judgment, decree, order or award of any Governmental Entity applicable to the Shareholder; or (iv) any law applicable to the Shareholder, except in each case as would not reasonably be expected, individually or in the aggregate, to materially impair the ability of the Shareholder to perform its obligations hereunder.

2.2	Representations and Warranties of the Purchaser.

The Purchaser represents and warrants to the Shareholder (and acknowledges that the Shareholder is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that:

(a)	The Purchaser is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the Arrangement Agreement. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other applicable laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(b)	None of the execution and delivery by the Purchaser of this Agreement or the compliance by the Purchaser with the Purchaser’s obligations hereunder or the Purchaser’s completion of the transactions contemplated herein and in the Arrangement Agreement will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Purchaser; (ii) any contract to which the Purchaser is a party or by which the Purchaser is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any applicable law.

(c)	No material consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by the Purchaser in connection with the execution and delivery of this Agreement and the performance by it of its obligations under this Agreement, other than those which are contemplated by the Arrangement Agreement.

Article 3
COVENANTS

3.1	Covenants of the Shareholder.

(a)	The Shareholder hereby covenants and agrees in favour of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Section 4.1, except as permitted by this Agreement:

(i)	at any meeting of securityholders of the Company called to vote upon the Arrangement Resolution or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Resolution or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Shares (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Shares (which have a right to vote at such meeting) in favour of the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement;

(ii)	at any meeting of securityholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the securityholders of the Company is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its Subject Shares (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Shares (which have a right to vote at such meeting) against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement (the “Prohibited Matters”);

(iii)	the Shareholder shall revoke any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;

(iv)	the Shareholder agrees not to directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of its Subject Shares to any Person, other than pursuant to the Arrangement Agreement, or (ii) grant any proxies or power of attorney, deposit any of its Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Shares, other than pursuant to this Agreement;

(v)	the Shareholder shall as a holder of Subject Shares cooperate with the Company and the Purchaser to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement and to oppose any of the Prohibited Matters;

(vi)	the Shareholder shall not exercise any rights of appraisal or rights of dissent, as applicable, from the Arrangement or the transactions contemplated by the Arrangement Agreement that the Shareholder may have; and

(vii)	without limiting the generality of Section 4.13, no later than five Business Days prior to the date of the Company Meeting: (i) with respect to any Subject Shares that are registered in the name of the Shareholder, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular and with a copy to the Purchaser concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement Resolution; and (ii) with respect to any Subject Shares that are beneficially owned by the Shareholder but not registered in the name of the Shareholder, the Shareholder shall deliver a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Shares, with a copy to the Purchaser concurrently, instructing that the Shareholder’s Subject Shares be voted at the Company Meeting in favour of the Arrangement Resolution. Such proxy or proxies shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn or modified without the prior written consent of the Purchaser.

(b)	From the date hereof until the termination of this Agreement in accordance with Section 4.1, subject to Section 4.5, the Shareholder will not, and will ensure that its affiliates do not, directly or indirectly, through any officer, director, employee, representative or agent or otherwise:

(i)	solicit proxies or become a participant in a solicitation in opposition to or competition with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(ii)	assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iii)	act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iv)	knowingly solicit, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding regarding any Acquisition Proposal; or

(vi)	encourage any effort or attempt by any other Person to do or seek to do any of the foregoing.

(c)	The Shareholder will, and will cause each of its affiliates and will instruct each of its representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser or an affiliate thereof) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal.

(d)	The Shareholder hereby consents to:

(i)	details of this Agreement being set out in any press release, information circular, including the Company Circular, and court documents produced by the Company, the Purchaser or any of their respective affiliates in connection with the Arrangement in accordance with the provisions of the Arrangement Agreement; and

(ii)	this Agreement being made publicly available, by filing on the SEDAR operated on behalf of the Securities Authorities.

(e)	Except as required by applicable law or stock exchange requirements, the Shareholder will not, and will ensure that their affiliates and representatives do not, make any public announcement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Purchaser, which approval shall not be unreasonably withheld.

3.2	Alternative Transaction.

In the event that, in lieu of the Arrangement, the Purchaser seeks to complete the acquisition of the Company Shares other than as contemplated by the Arrangement Agreement on a basis that (a) provides for economic terms which, in relation to the Shareholder, on an after-tax basis, are at least equivalent to or better than those contemplated by the Arrangement Agreement taking into account the Intended Tax Treatment, (b) would not likely result in a delay or time to completion beyond the Voting Support Outside Date, and (c) is otherwise on terms and conditions not materially more onerous on the Shareholder than the Arrangement (including any take-over bid) any such transaction, an “Alternative Transaction”), then during the term of this Agreement the Shareholder may, on its own accord, and shall, upon written request of the Purchaser, support the completion of such Alternative Transaction in the same manner as the Arrangement in accordance with the terms and conditions of this Agreement mutatis mutandis, including by (A) depositing or causing the deposit of its Subject Shares (including any Company Shares issued or issuable upon the exercise, conversion or vesting, as applicable, of any Company Options, Company Compensation Options or Company RSUs) into an Alternative Transaction conducted by way of a take-over bid made by the Purchaser or an affiliate of Purchaser and not withdrawing them; and/or (B) voting or causing to be voted all of the Subject Shares (to the extent that they carry the right to vote) in favour of, and not dissenting from, such Alternative Transaction proposed by the Purchaser, provided however that the Shareholder shall not be required to exercise, convert or exchange any Subject Shares (other than Company Shares) in connection with an Alternative Transaction.

Article 4
GENERAL

4.1	Termination.

This Agreement will terminate and be of no further force or effect upon the earliest to occur of:

(a)	the mutual agreement in writing of the Shareholder and the Purchaser;

(b)	the date, if any, that the Arrangement Agreement is terminated in accordance with its terms;

(c)	the Effective Time; and

(d)	the Voting Support Outside Date.

4.2	Time of the Essence.

Time is of the essence in this Agreement.

4.3	Effect of Termination.

If this Agreement is terminated in accordance with the provisions of Section 4.1, no Party will have any further liability to perform its obligations under this Agreement, and provided that neither the termination of this Agreement nor anything contained in Section 4.1 will relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

4.4	Equitable Relief.

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

4.5	Capacity and Fiduciary Duty.

The Purchaser agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its affiliates or their directors, officers, shareholders, employees or agents in his or her capacity as a director or officer of the Company or any of its Subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any Party from properly fulfilling his or her fiduciary duties as a director or officer of the Company or any of its Subsidiaries and nothing in this Agreement shall prevent a Shareholder who is a member of the board of directors or an officer of the Company from engaging, in such Shareholder’s capacity as a director or officer of the Company or any of its Subsidiaries, in discussion or negotiations with a Person in response to any bona fide Acquisition Proposal in accordance with the terms of the Arrangement Agreement, including taking any action in respect of the Arrangement or any Acquisition Proposal, including engaging in discussion or negotiations with a Person in response to an Acquisition Proposal pursuant to the terms of the Arrangement Agreement.

4.6	Control

If any of the Subject Shares are held through a nominee, corporation, trust or other legal entity, including but not limited to a broker or other financial intermediary, over which the Shareholder has control as defined in the legislation governing the ownership of the property of such nominee, corporation, trust or other legal entity (either alone or in conjunction with any other Person), the Shareholder will vote or will cause to be voted such Subject Shares and exercise its power and authority to ensure that this Agreement is complied with by such nominee, corporation, trust or other legal entity.

4.7	Waiver; Amendment.

Each Party agrees and confirms that any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all of the Parties or in the case of a waiver, by the Party against whom the waiver is to be effective. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right. No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar).

4.8	Entire Agreement.

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the Parties with respect thereto.

4.9	Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement (each a “Notice”) (must be in writing, sent by personal delivery, courier or electronic mail and addressed:

(a)	to the Purchaser at:

Canopy Growth Corporation
1 Hershey Drive
Smith Falls, ON K7A 0A8

Attention:	Bruce Linton
Email:	[Redacted]

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza, 40 King Street West
Toronto, ON M5H 3C2

Attention:	Jonathan Sherman
Email:	jsherman@casselsbrock.com

(b)	to the Shareholder, at the address set out in the Shareholder’s signature page attached to this Agreement.

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or electronic mail, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day or (ii) if sent by overnight courier, on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

4.10	Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.11	Successors and Assigns.

The provisions of this Agreement will be binding upon and enure to the benefit of the parties hereto and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Party hereto, provided that the Purchaser may assign all or part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, any of its affiliates, provided that if such assignment and/or assumption takes place, the Purchaser shall continue to be liable joint and severally with such affiliate for all of its obligations hereunder.

4.12	Independent Legal Advice.

Each of the Parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

4.13	Further Assurances.

The Parties hereto will, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party will provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time.

4.14	Expenses

Each of the Parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

4.15	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

4.16	Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank.]

IN WITNESS OF WHICH the Parties have executed this Agreement as at the date first above written.

CANOPY GROWTH CORPORATION

Per:	(signed) “Bruce Linton”
Authorized Signing Officer
I have authority to bind the company.

IN WITNESS OF WHICH the Parties have executed this Agreement as at the date first above written.

(signed) “Glen Leibowitz”
Glen Leibowitz

Glen Leibowitz

(Print Name of Shareholder)

United States of America

(Place of Residency)

Glen Leibowitz, Chief Financial Officer

(Print Name and Title)

Address:	[Redacted]

Telephone:	[Redacted]

Email:	[Redacted]

(Number of Company Subordinate Voting Shares Held)

(Number of Company Proportionate Voting Shares Held)

(Number of Company Multiple Voting Shares Held)

375,000
(Number of High Street Units Held)

240,000
(Number of Company Options Held)

(Number of Company RSUs Held)

VOTING SUPPORT AGREEMENT

THIS AGREEMENT is made as of April 18, 2019

AMONG:

Tyson MacDonald (the “Shareholder”)

- and -

Canopy Growth Corporation, a corporation existing under the laws of Canada (the “Purchaser”)

RECITALS:

WHEREAS, in connection with an arrangement agreement between the Purchaser and Acreage Holdings, Inc. (the “Company”) dated the date hereof (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Arrangement Agreement”), the Company proposes to, among other things, amend the terms of the subordinate voting shares (the “Company Subordinate Voting Shares”), proportionate voting shares (the “Company Proportionate Voting Shares”) and multiple voting shares (the “Company Multiple Voting Shares” and together with the Company Subordinate Voting Shares and the Company Proportionate Voting Shares, the “Company Shares”) in the capital of the Company;

AND WHEREAS, it is contemplated that the proposed transaction will be effected pursuant to a statutory plan of arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia);

AND WHEREAS pursuant to the Arrangement, upon the Effective Date, the Purchaser will be granted, and following the Effective Date will deemed to have been granted, the Purchaser Call Option, pursuant to which the Purchaser may acquire all of the issued and outstanding Company Shares, subject to and in accordance with the terms and conditions of the Purchaser Call Option and the Plan of Arrangement;

AND WHEREAS, the Shareholder is the beneficial owner, directly or indirectly, of the Subject Shares listed on the Shareholder’s signature page attached to this Agreement;

AND WHEREAS, this Agreement sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Shares and the other restrictions and covenants set forth herein;

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto agree as follows:

Article 1

INTERPRETATION

1.1	Definitions.

Unless indicated otherwise, where used in this Agreement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms have corresponding means), including the recitals:

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving the Company and/or one or more of its wholly-owned Subsidiaries, any: (a) offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser (or any affiliate of the Purchaser) after the date of the Arrangement Agreement relating to: (i) any sale or disposition (or any alliance, joint venture, lease, long-term supply agreement or other arrangement having the same economic effect as the foregoing), direct or indirect, in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets of the Company, or contributing 20% or more of the consolidated revenue of the Company, in each case based on the financial statements of the Company most recently filed prior to such time as part of the Company Filings, or of 20% or more of the issued and outstanding voting or equity securities of the Company on a Converted Basis (or rights or interests in such voting or equity securities); (ii) any direct or indirect take-over bid, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities of the Company (including securities convertible or exercisable or exchangeable for voting, equity or other securities of the Company or any of its Subsidiaries); (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Company or any of its Subsidiaries (except that this clause (iii) shall in no way preclude or restrict the Company from incorporating a Subsidiary which may be party to a merger under which such newly incorporated Subsidiary will acquire a corporation or a limited liability company in exchange for the issue by the Company of Company Shares or by High Street of High Street Units) if such acquisitions are otherwise permitted hereunder; or (iv) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries; (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing; (c) modification or proposed modification of any such proposal, inquiry, expression or indication of interest, in each case excluding the Arrangement and the other transactions contemplated by the Arrangement Agreement; or (d) any transaction or agreement which would reasonably be expected to materially impede or delay the completion of the Arrangement;

“affiliate” of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, in each case, whether directly or indirectly, and “control” and any derivation thereof means the holding of voting securities of another entity sufficient to elect a majority of the board of directors (or the equivalent) of such entity;

“Agreement” means this voting support agreement dated as of the date hereof between the Shareholder and the Purchaser, as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Arrangement” has the meaning ascribed thereto in the recitals hereof;

“Arrangement Agreement” has the meaning ascribed thereto in the recitals hereof;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are generally closed for business in Toronto, Ontario or Vancouver British Columbia or New York, New York, as the context requires;

“Company” has the meaning ascribed thereto in the recitals hereof;

“Company Filings” means all documents publicly filed under the profile of the Company on SEDAR since September 21, 2018;

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement;

“Company Proportionate Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Shareholders” means the registered or beneficial holders of the Company Shares, as the context requires;

“Company Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Subordinate Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Multiple Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Effective Date” means the date the Arrangement Filings are filed with the Registrar in accordance with the terms of the Arrangement Agreement;

“Effective Time” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Effective Time Outside Date” means December 31, 2019 or such later date as may be agreed in writing by the Parties;

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange;

“Notice” has the meaning ascribed thereto in Section 4.7;

“Parties” means the Shareholder and the Purchaser and “Party” means any one of them;

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“Purchaser” has the meaning ascribed thereto in the preamble hereof;

“Securities Authority” means all applicable securities regulatory authorities, including the applicable securities commissions or similar regulatory authorities in each of the provinces of Canada;

“SEDAR” means the System for Electronic Document Analysis Retrieval.

“Shareholder” has the meaning ascribed thereto in the preamble hereof;

“Subject Shares” means the Company Shares and other securities listed on the Shareholder’s signature page attached to this Agreement and any Company Shares acquired by the Shareholder or any of its affiliates subsequent to the date hereof, and includes all securities which such Subject Shares may be converted into, exchanged for or otherwise changed into;

“Subsidiary” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions as in effect on the date of the Arrangement Agreement; and

“Voting Support Outside Date” means June 28, 2019.

1.2	Gender and Number.

Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

1.3	Currency.

All references to dollars or to “$” are references to United States dollars.

1.4	Headings.

The division of this Agreement into Articles, Sections and Schedules and the insertion of the recitals and headings are for convenient reference only and do not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made, as applicable.

1.5	Date for any Action.

A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto Time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. (Toronto Time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding Business Day.

1.6	Governing Law.

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Article 2

REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of the Shareholder.

The Shareholder represents and warrants to the Purchaser (and acknowledges that the Purchaser is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that:

(a)	The Shareholder, if the Shareholder is not a natural person, is a corporation or other entity validly existing under the laws of the jurisdiction of its existence.

(b)	The Shareholder, if the Shareholder is not a natural person, has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms, subject only to any limitation under bankruptcy, insolvency or other applicable laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)	The Shareholder, directly or indirectly, exercises control or direction over all of the Subject Shares set forth the Shareholder’s signature page attached to this Agreement. Other than the Subject Shares, neither the Shareholder nor any of its affiliates, beneficially own, directly or indirectly, or exercise control or direction over any additional securities, or any securities convertible or exchangeable into any additional securities, of the Company or any of its affiliates.

(d)	As at the date hereof, the Shareholder is, and immediately prior to the Effective Time the Shareholder will be, directly or indirectly, the sole beneficial owner of the Subject Shares, with good and marketable title thereto, free and clear of all Liens.

(e)	The Shareholder has the sole right to sell and vote or direct the sale and voting of the Subject Shares.

(f)	No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Shares or any interest therein or right thereto, except the Purchaser pursuant to this Agreement or the Arrangement Agreement.

(g)	No material consent, approval, order or authorization of, or declaration or filing with, any Person is required to be obtained by the Shareholder in connection with the execution and delivery of this Agreement by the Shareholder and the performance by the Shareholder of the Shareholder’s obligations under this Agreement, other than those that are contemplated by the Arrangement Agreement.

(h)	None of the Subject Shares are subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of the Company’s securityholders or give consents or approvals of any kind, except this Agreement or as contemplated by the Arrangement Agreement.

(i)	None of the execution and delivery by the Shareholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Shareholder with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Shareholder (if the Shareholder is not a natural person); (ii) any contract to which the Shareholder is a party or by which the Shareholder is bound; (iii) any judgment, decree, order or award of any Governmental Entity applicable to the Shareholder; or (iv) any law applicable to the Shareholder, except in each case as would not reasonably be expected, individually or in the aggregate, to materially impair the ability of the Shareholder to perform its obligations hereunder.

2.2	Representations and Warranties of the Purchaser.

The Purchaser represents and warrants to the Shareholder (and acknowledges that the Shareholder is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that:

(a)	The Purchaser is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the Arrangement Agreement. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other applicable laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(b)	None of the execution and delivery by the Purchaser of this Agreement or the compliance by the Purchaser with the Purchaser’s obligations hereunder or the Purchaser’s completion of the transactions contemplated herein and in the Arrangement Agreement will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Purchaser; (ii) any contract to which the Purchaser is a party or by which the Purchaser is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any applicable law.

(c)	No material consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by the Purchaser in connection with the execution and delivery of this Agreement and the performance by it of its obligations under this Agreement, other than those which are contemplated by the Arrangement Agreement.

Article 3

COVENANTS

3.1	Covenants of the Shareholder.

(a)	The Shareholder hereby covenants and agrees in favour of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Section 4.1, except as permitted by this Agreement:

(i)	at any meeting of securityholders of the Company called to vote upon the Arrangement Resolution or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Resolution or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Shares (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Shares (which have a right to vote at such meeting) in favour of the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement;

(ii)	at any meeting of securityholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the securityholders of the Company is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its Subject Shares (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Shares (which have a right to vote at such meeting) against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement (the “Prohibited Matters”);

(iii)	the Shareholder shall revoke any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;

(iv)	the Shareholder agrees not to directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of its Subject Shares to any Person, other than pursuant to the Arrangement Agreement, or (ii) grant any proxies or power of attorney, deposit any of its Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Shares, other than pursuant to this Agreement;

(v)	the Shareholder shall as a holder of Subject Shares cooperate with the Company and the Purchaser to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement and to oppose any of the Prohibited Matters;

(vi)	the Shareholder shall not exercise any rights of appraisal or rights of dissent, as applicable, from the Arrangement or the transactions contemplated by the Arrangement Agreement that the Shareholder may have; and

(vii)	without limiting the generality of Section 4.13, no later than five Business Days prior to the date of the Company Meeting: (i) with respect to any Subject Shares that are registered in the name of the Shareholder, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular and with a copy to the Purchaser concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement Resolution; and (ii) with respect to any Subject Shares that are beneficially owned by the Shareholder but not registered in the name of the Shareholder, the Shareholder shall deliver a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Shares, with a copy to the Purchaser concurrently, instructing that the Shareholder’s Subject Shares be voted at the Company Meeting in favour of the Arrangement Resolution. Such proxy or proxies shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn or modified without the prior written consent of the Purchaser.

(b)	From the date hereof until the termination of this Agreement in accordance with Section 4.1, subject to Section 4.5, the Shareholder will not, and will ensure that its affiliates do not, directly or indirectly, through any officer, director, employee, representative or agent or otherwise:

(i)	solicit proxies or become a participant in a solicitation in opposition to or competition with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(ii)	assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iii)	act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iv)	knowingly solicit, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding regarding any Acquisition Proposal; or

(vi)	encourage any effort or attempt by any other Person to do or seek to do any of the foregoing.

(c)	The Shareholder will, and will cause each of its affiliates and will instruct each of its representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser or an affiliate thereof) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal.

(d)	The Shareholder hereby consents to:

(i)	details of this Agreement being set out in any press release, information circular, including the Company Circular, and court documents produced by the Company, the Purchaser or any of their respective affiliates in connection with the Arrangement in accordance with the provisions of the Arrangement Agreement; and

(ii)	this Agreement being made publicly available, by filing on the SEDAR operated on behalf of the Securities Authorities.

(e)	Except as required by applicable law or stock exchange requirements, the Shareholder will not, and will ensure that their affiliates and representatives do not, make any public announcement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Purchaser, which approval shall not be unreasonably withheld.

3.2	Alternative Transaction.

In the event that, in lieu of the Arrangement, the Purchaser seeks to complete the acquisition of the Company Shares other than as contemplated by the Arrangement Agreement on a basis that (a) provides for economic terms which, in relation to the Shareholder, on an after-tax basis, are at least equivalent to or better than those contemplated by the Arrangement Agreement taking into account the Intended Tax Treatment, (b) would not likely result in a delay or time to completion beyond the Voting Support Outside Date, and (c) is otherwise on terms and conditions not materially more onerous on the Shareholder than the Arrangement (including any take-over bid) any such transaction, an “Alternative Transaction”), then during the term of this Agreement the Shareholder may, on its own accord, and shall, upon written request of the Purchaser, support the completion of such Alternative Transaction in the same manner as the Arrangement in accordance with the terms and conditions of this Agreement mutatis mutandis, including by (A) depositing or causing the deposit of its Subject Shares (including any Company Shares issued or issuable upon the exercise, conversion or vesting, as applicable, of any Company Options, Company Compensation Options or Company RSUs) into an Alternative Transaction conducted by way of a take-over bid made by the Purchaser or an affiliate of Purchaser and not withdrawing them; and/or (B) voting or causing to be voted all of the Subject Shares (to the extent that they carry the right to vote) in favour of, and not dissenting from, such Alternative Transaction proposed by the Purchaser, provided however that the Shareholder shall not be required to exercise, convert or exchange any Subject Shares (other than Company Shares) in connection with an Alternative Transaction.

Article 4

GENERAL

4.1	Termination.

This Agreement will terminate and be of no further force or effect upon the earliest to occur of:

(a)	the mutual agreement in writing of the Shareholder and the Purchaser;

(b)	the date, if any, that the Arrangement Agreement is terminated in accordance with its terms;

(c)	the Effective Time; and

(d)	the Voting Support Outside Date.

4.2	Time of the Essence.

Time is of the essence in this Agreement.

4.3	Effect of Termination.

If this Agreement is terminated in accordance with the provisions of Section 4.1, no Party will have any further liability to perform its obligations under this Agreement, and provided that neither the termination of this Agreement nor anything contained in Section 4.1 will relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

4.4	Equitable Relief.

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

4.5	Capacity and Fiduciary Duty.

The Purchaser agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its affiliates or their directors, officers, shareholders, employees or agents in his or her capacity as a director or officer of the Company or any of its Subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any Party from properly fulfilling his or her fiduciary duties as a director or officer of the Company or any of its Subsidiaries and nothing in this Agreement shall prevent a Shareholder who is a member of the board of directors or an officer of the Company from engaging, in such Shareholder’s capacity as a director or officer of the Company or any of its Subsidiaries, in discussion or negotiations with a Person in response to any bona fide Acquisition Proposal in accordance with the terms of the Arrangement Agreement, including taking any action in respect of the Arrangement or any Acquisition Proposal, including engaging in discussion or negotiations with a Person in response to an Acquisition Proposal pursuant to the terms of the Arrangement Agreement.

4.6	Control

If any of the Subject Shares are held through a nominee, corporation, trust or other legal entity, including but not limited to a broker or other financial intermediary, over which the Shareholder has control as defined in the legislation governing the ownership of the property of such nominee, corporation, trust or other legal entity (either alone or in conjunction with any other Person), the Shareholder will vote or will cause to be voted such Subject Shares and exercise its power and authority to ensure that this Agreement is complied with by such nominee, corporation, trust or other legal entity.

4.7	Waiver; Amendment.

Each Party agrees and confirms that any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all of the Parties or in the case of a waiver, by the Party against whom the waiver is to be effective. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right. No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar).

4.8	Entire Agreement.

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the Parties with respect thereto.

4.9	Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement (each a “Notice”) (must be in writing, sent by personal delivery, courier or electronic mail and addressed:

(a)	to the Purchaser at:

Canopy Growth Corporation

1 Hershey Drive

Smith Falls, ON K7A 0A8

Attention:	Bruce Linton
Email:	[Redacted]

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

2100 Scotia Plaza, 40 King Street West

Toronto, ON M5H 3C2

Attention:	Jonathan Sherman
Email:	jsherman@casselsbrock.com

(b)	to the Shareholder, at the address set out in the Shareholder’s signature page attached to this Agreement.

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or electronic mail, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day or (ii) if sent by overnight courier, on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

4.10	Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.11	Successors and Assigns.

The provisions of this Agreement will be binding upon and enure to the benefit of the parties hereto and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Party hereto, provided that the Purchaser may assign all or part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, any of its affiliates, provided that if such assignment and/or assumption takes place, the Purchaser shall continue to be liable joint and severally with such affiliate for all of its obligations hereunder.

4.12	Independent Legal Advice.

Each of the Parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

4.13	Further Assurances.

The Parties hereto will, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party will provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time.

4.14	Expenses

Each of the Parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

4.15	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

4.16	Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank.]

IN WITNESS OF WHICH the Parties have executed this Agreement as at the date first above written.

CANOPY GROWTH CORPORATION

Per:	(signed) “Bruce Linton”
Authorized Signing Officer
I have authority to bind the company.

IN WITNESS OF WHICH the Parties have executed this Agreement as at the date first above written.

(signed) “Tyson MacDonald”
Tyson MacDonald

Tyson MacDonald

(Print Name of Shareholder)

United States of America

(Place of Residency)

Tyson MacDonald, EVP Corporate Development

(Print Name and Title)

Address:	[Redacted]

Telephone:	[Redacted]

Email:	[Redacted]

38,834
(Number of Company Subordinate Voting Shares Held)

(Number of Company Proportionate Voting Shares Held)

(Number of Company Multiple Voting Shares Held)

(Number of High Street Units Held)

125,000
(Number of Company Options Held)

75,000
(Number of Company RSUs Held)